Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

RADYNE CORPORATION

at

$11.50 Net Per Share

by

Comtech TA Corp.

a wholly-owned subsidiary of

Comtech Telecommunications Corp.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, JUNE 20, 2008, UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”).

Comtech TA Corp., a Delaware corporation (“Purchaser”), is offering to purchase for cash all outstanding shares of common stock, par value $.001 per share (“Shares”), of Radyne Corporation, a Delaware corporation (“Radyne”), at a price of $11.50 per Share, net to the seller in cash (the “Offer Price”), without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (together with any amendments or supplements hereto, this “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with this Offer to Purchase, the “Offer”). The Offer is being made in connection with the Agreement and Plan of Merger, dated as of May 10, 2008 (together with any amendments or supplements thereto, the “Merger Agreement”), among Radyne, Comtech Telecommunications Corp., a Delaware corporation and our direct parent (“Comtech”), and Purchaser, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, we will be merged with and into Radyne, and Radyne will be the surviving corporation (the “Merger”).

The Radyne board of directors has, subject to the terms and conditions set forth in the Merger Agreement, unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including each of the Offer and the Merger (collectively, the “Transactions”), are fair to, and in the best interests of, the holders of Shares, (ii) approved and declared advisable the Merger Agreement and the Transactions, and (iii) resolved to recommend that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer, and that the holders of Shares adopt the Merger Agreement and approve the Transactions to the extent required by applicable Law.

There is no financing condition to the Offer. The Offer is subject to various conditions. See Section 13—“Conditions of the Offer.” A summary of the principal terms of the Offer appears on pages 1 through 3 of this Offer to Purchase. You should read this entire document carefully before deciding whether to tender your Shares.

The Information Agent for the Offer is:

501 Madison Avenue, 20th Floor

New York, New York 10022

Stockholders Call Toll-Free: (888) 750-5834

Banks and Brokers Call Collect: (212) 750-5833

May 22, 2008

IMPORTANT

If you desire to tender all or any portion of your Shares to us pursuant to the Offer, you should either (a) complete and sign the Letter of Transmittal for the Offer, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, mail or deliver the Letter of Transmittal (or a manually executed facsimile thereof) and any other required documents to Computershare Trust Company, N.A. (the “Depositary”) for the Offer, and either deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal (or a manually executed facsimile thereof) or tender your Shares by book-entry transfer by following the procedures described in Section 3—“Procedures for Tendering Shares” of this Offer to Purchase, in each case prior to the Expiration Date (as defined in Section 1 of this Offer to Purchase) of the Offer, or (b) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee you must contact that institution in order to tender your Shares to us pursuant to the Offer.

If you desire to tender your Shares to us pursuant to the Offer and the certificates representing your Shares are not immediately available, or you cannot comply in a timely manner with the procedures for tendering your Shares by book-entry transfer, or you cannot deliver all required documents to the Depositary prior to the Expiration Date, you may tender your Shares to us pursuant to the Offer by following the procedures for guaranteed delivery described in Section 3—“Procedures for Tendering Shares” of this Offer to Purchase.

* * *

Questions and requests for assistance may be directed to the Information Agent at its address and telephone number set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other tender offer materials may be directed to the Information Agent. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

i

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SUMMARY TERM SHEET

This summary highlights selected information from this Offer to Purchase and may not contain all of the information that is important to you. You should carefully read this entire Offer to Purchase, the related Letter of Transmittal and the other documents to which this Offer to Purchase and the Letter of Transmittal refer to fully understand the Offer and the Merger (collectively, the “Transactions”). References to “we,” “us,” or “our,” unless the context otherwise requires, are references to Purchaser.

Principal Terms

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Comtech TA Corp., a Delaware corporation (“Purchaser”), is offering to purchase for cash all outstanding shares of common stock, par value $.001 per share (“Shares”), of Radyne Corporation, a Delaware corporation (“Radyne”), at a price of $11.50 per Share, net to the seller in cash (the “Offer Price”), without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (together with any amendments or supplements hereto, this “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with this Offer to Purchase, the “Offer”). The Offer is being made in connection with the Agreement and Plan of Merger, dated as of May 10, 2008 (together with any amendments or supplements thereto, the “Merger Agreement”), among Radyne, Comtech Telecommunications Corp., a Delaware corporation and our direct parent (“Comtech”), and Purchaser, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, we will be merged with and into Radyne, and Radyne will be the Surviving Corporation (the “Merger”). Capitalized terms used, but not defined, herein shall have the respective meanings given to them in the Merger Agreement.

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The initial offering period for the Offer will end at 12:00 midnight, New York City time, on Friday, June 20, 2008, unless we extend the Offer (such date and time, as it may be extended by us, the “Expiration Date”). We will announce any decision to extend the Offer in a press release stating the new Expiration Date no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled Expiration Date.

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The Offer is the first step in our plan to acquire all of the outstanding Shares, as provided in the Merger Agreement. If, following the Offer, we own a number of Shares that, when added to the number of Shares already owned by Comtech and Purchaser and their affiliates (but excluding any Shares that may be acquired by exercising the Top-Up Option described below), represents a majority of the outstanding Shares on a Fully Diluted Basis (as defined below), then, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, we will acquire the remainder of the Shares in the Merger for $11.50 per Share in cash. Stockholders who own their Shares at the time of the Merger and fulfill certain other requirements of Delaware General Corporation Law will have appraisal rights in connection with the Merger.

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Radyne has granted us an irrevocable option (the “Top-Up Option”) to purchase up to that number of newly issued Shares (the “Top-Up Option Shares”) equal to the number of Shares that, when added to the number of Shares owned by Comtech and Purchaser immediately following consummation of the Offer, constitutes one Share more than 90% of the Shares then outstanding on a Fully Diluted Basis (after giving effect to the issuance of the Top-Up Option Shares) for consideration per Top-Up Option Share equal to the Offer Price. The Top-Up Option is subject to certain additional terms and conditions, including that (i) the Top-Up Option is exercisable only after the purchase of and payment for Shares pursuant to the Offer as a result of which Comtech and Purchaser own beneficially at least a majority of the outstanding Shares and (ii) the Top-Up Option is not exercisable if the number of Shares subject thereto exceeds the number of authorized Shares available for issuance.

•	As defined in the Merger Agreement with respect to our ownership of Shares, “Fully Diluted Basis” means after taking into account all outstanding Shares and assuming the exercise, conversion or exchange of all options, warrants, convertible or exchangeable securities and similar rights and the issuance of all Shares that Radyne is obligated to issue thereunder.

•

Purchaser may, in its sole discretion, provide a “subsequent offering period” in accordance with applicable law in the event that, following completion of the Offer, Purchaser owns less that 90% of all outstanding Shares.

•	See Section 1—“Terms of the Offer.”

Radyne Board Recommendation

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The Radyne board of directors has, subject to the terms and conditions set forth in the Merger Agreement, unanimously (i) determined that the Merger Agreement and the Transactions are fair to, and in the best interests of, the holders of Shares, (ii) approved and declared advisable the Merger Agreement and the Transactions, and (iii) resolved to recommend that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer, and that the holders of Shares adopt the Merger Agreement and approve the Transactions to the extent required by applicable Law. See “Introduction” and Section 10—“Background of the Offer; Contacts with Radyne” below, and Radyne’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission in connection with the Offer, a copy of which (without certain exhibits) is being furnished to stockholders concurrently herewith.

Conditions

•	We are not required to accept for payment or, subject to any applicable rules and regulations of the Commission, pay for any Shares tendered pursuant to the Offer if:

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there are not validly tendered in the Offer and not properly withdrawn prior to the Expiration Date that number of Shares which, together with the number of Shares, if any, then owned by Comtech and its direct and indirect wholly-owned subsidiaries, constitutes at least a majority of the then outstanding Shares on a Fully Diluted Basis. We refer to this condition (as more fully described in Section 13—“Conditions of the Offer”) as the “Minimum Condition”;

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any applicable waiting period (and any extension thereof) applicable to the Offer or the Merger under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (including the rules and regulations promulgated thereunder, the “HSR Act”) shall not have expired or shall not have been terminated or any filings or approvals applicable to the Offer or the Merger of the competent competition authority of any member state of the European Union shall not have been made or obtained prior to the Expiration Date or any Burdensome Condition (as defined below) shall have been imposed in connection with obtaining any approvals or terminations described in the preceding clause; and

•

subject to certain exceptions, there has occurred any event, violation, inaccuracy, circumstance or development that, individually or in the aggregate, with other events, violations, inaccuracies, circumstances or developments, has or would reasonably be likely to (i) have a material adverse effect on the business, financial condition or results of operations of Radyne and its subsidiaries, taken as a whole, or (ii) prevent, impair or materially delay the ability of Radyne to perform its obligations under the Merger Agreement or consummate the Transactions.

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As defined in the Merger Agreement, “Burdensome Condition” means executing or carrying out agreements (including consent decrees) or submitting to Laws (i) providing for the license, sale or other disposition or holding separate (through the establishment of trust or otherwise) of any assets or categories of assets of Radyne, Comtech or their respective subsidiaries or the holding separate of the capital stock of a Comtech subsidiary or (ii) imposing or seeking to impose any limitation on the ability of Radyne, Comtech or any of their respective subsidiaries to conduct their respective businesses (including, with respect to, market practices and structure) or own such assets or to acquire, hold or exercise full rights of ownership of the business of Comtech, each of the Comtech subsidiaries, Radyne or its subsidiaries that, in the case of (i) and (ii), individually or in the aggregate, would reasonably be expected to result in (A) the sale or divestiture of a material asset of Radyne, Comtech, the Surviving Corporation or any of their respective subsidiaries, (B) a Material Adverse Effect on Radyne or a material adverse effect on Comtech, the Surviving Corporation or any of their respective subsidiaries, or (C) a material adverse effect on the synergies which Comtech reasonably expects from the transactions contemplated by the Merger Agreement, in each case following the Effective Time.

•	The Offer is also subject to a number of other important conditions as more fully described in Section 13—“Conditions of the Offer.”

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We expressly reserve the right to waive any condition to the Offer, to increase the Offer Price payable in the Offer, and to make any other changes to the terms and conditions of the Offer; provided, however, that the Minimum Condition may not be waived without the prior written consent of Radyne, subject to compliance with the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the terms of the Merger Agreement. See Section 13—“Conditions of the Offer.” There is no financing condition to the Offer. We do not believe our financial condition is relevant to your decision whether to tender your Shares and accept the Offer because (a) the Offer is being made for all outstanding Shares solely for cash, (b) the Offer is not subject to any financing condition, (c) if we consummate the Offer, we will acquire all remaining Shares for the same cash price in the Merger and (d) Comtech has, and will arrange for Purchaser to have, sufficient funds to purchase all Shares validly tendered and not properly withdrawn in the Offer and to acquire the remaining outstanding Shares in the Merger.

Procedures for Tendering Shares

•	If you wish to accept the Offer and:

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You are a record holder (i.e., a stock certificate has been issued to you and registered in your name), you must deliver the stock certificate(s) representing your Shares (or follow the procedures described in this Offer to Purchase for book-entry transfer), together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) and any other documents required by the Letter of Transmittal, to the Depositary. These materials must reach the Depositary before the Offer expires.

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You are a record holder, but your stock certificate is not available or you cannot deliver it to the Depositary before the Offer expires, you may be able to obtain three additional National Association of Securities Dealers Automated Quotations (“NASDAQ”) Stock Market trading days to tender your Shares using the enclosed Notice of Guaranteed Delivery.

•	You hold your Shares through a broker or a bank, you should contact your broker or bank and give instructions that your Shares be tendered.

•	Detailed instructions are contained in the Letter of Transmittal and in Section 3—“Procedures for Tendering Shares.”

Withdrawal Rights

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You have the right to, and can, withdraw Shares that you previously tendered at any time until the Expiration Date. You will not be able to withdraw Shares tendered during any subsequent offering period that we may elect to establish after we have accepted for payment and paid for Shares tendered in the Offer.

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To withdraw Shares that you previously tendered, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary at a time when you still have the right to withdraw your Shares. If you tendered your Shares through your broker or bank, you must instruct the broker or bank to arrange for the withdrawal of your Shares.

•	See Sections 1 and 4—“Terms of the Offer” and “Withdrawal Rights.”

Recent Radyne Trading Prices; Subsequent Trading

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On May 9, 2008, the last full trading day prior to the announcement by Comtech and Radyne of the signing of the Merger Agreement, the closing price of the Shares reported on the NASDAQ Stock Market was $7.74 per Share.

•	The Offer Price of $11.50 per Share represents a premium of 48.58% to Radyne’s closing stock price on May 9, 2008.

•	On May 21, 2008, the last full trading day prior to commencement of the Offer, the closing price of the Shares reported on NASDAQ Stock Market was $11.16 per Share.

•	We advise you to obtain a recent quotation for Shares in deciding whether to tender your Shares in the Offer. See Section 6—“Price Range of Shares; Dividends.”

U.S. Federal Income Tax Treatment

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In general, your receipt of the merger consideration pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. For United States federal income tax purposes, you will generally recognize capital gain or loss equal to the difference between the amount of cash received pursuant to the Offer or the Merger and your adjusted tax basis in the Shares surrendered. Stockholders are urged to consult their tax advisors regarding the United States federal, state, local and foreign tax considerations of the Offer and the Merger. See Section 5—“Certain Material U.S. Federal Income Tax Consequences of the Offer and the Merger” beginning on page 10.

Further Information

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For further information, you can call Innisfree M&A Incorporated, the Information Agent for the Offer, at (888) 750-5834. See the back cover page of this Offer to Purchase for complete contact information.

To All Holders of Shares of Common Stock of

RADYNE CORPORATION

INTRODUCTION

Comtech TA Corp., a Delaware corporation (“Purchaser”), is offering to purchase for cash all outstanding shares of common stock, par value $.001 per share (“Shares”), of Radyne Corporation, a Delaware corporation (“Radyne”), at a price of $11.50 per Share, net to the seller in cash (the “Offer Price”), without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (together with any amendments or supplements hereto, this “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with this Offer to Purchase, the “Offer”). The Offer is being made in connection with the Agreement and Plan of Merger, dated as of May 10, 2008 (together with any amendments or supplements thereto, the “Merger Agreement”), among Radyne, Comtech Telecommunications Corp., a Delaware corporation and our direct parent (“Comtech”), and Purchaser, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, we will be merged with and into Radyne, and Radyne will be the Surviving Corporation (the “Merger”). Capitalized terms used, but not defined, herein shall have the respective meanings given to them in the Merger Agreement.

If your Shares are registered in your name and you tender directly to the Depositary (as defined below) you will not be obligated to pay brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares by us. If you hold your Shares through a broker or bank you should check with your broker or bank as to whether they charge any service fees. However, if you do not complete and sign the IRS Form W-9 that is provided with the Letter of Transmittal, or an IRS Form W-8BEN or other IRS Form W-8, as applicable, you may be subject to a required backup federal income tax withholding of 28% of the gross proceeds payable to you. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against your U.S. federal income tax liability. See Section 5—“Certain Material U.S. Federal Income Tax Consequences of the Offer and the Merger.” We will pay all charges and expenses of Computershare Trust Company, N.A. (the “Depositary”) and Innisfree M&A Incorporated (the “Information Agent”).

The Offer is not subject to any financing condition. The Offer is subject to the conditions, among others, that:

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there have been validly tendered in the Offer and not properly withdrawn prior to the Expiration Date that number of Shares which, together with the number of Shares, if any, then owned by Comtech and its direct and indirect wholly-owned subsidiaries, constitutes at least a majority of the then outstanding Shares on a Fully Diluted Basis. We refer to this condition (as more fully described in Section 13—“Conditions of the Offer”) as the “Minimum Condition;”

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any applicable waiting period (and any extension thereof) applicable to the Offer or the Merger under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (including the rules and regulations promulgated thereunder, the “HSR Act”) shall have expired or shall have been terminated or any filings or approvals applicable to the Offer or the Merger of the competent competition authority of any member state of the European Union shall have been made or obtained prior to the Expiration Date;

•	any Burdensome Condition (as defined below) shall not have been imposed in connection with obtaining any approvals or terminations described in the preceding clause; and

•

subject to certain exceptions, there has not occurred any event, violation, inaccuracy, circumstance or development that, individually or in the aggregate, with other events, violations, inaccuracies, circumstances or developments, has or would reasonably be likely to (i) have a material adverse effect on the business, financial condition or results of operations of Radyne and its subsidiaries, taken as a whole, or (ii) prevent, impair or materially delay the ability of Radyne to perform its obligations under the Merger Agreement or consummate the Transactions.

The Offer is also subject to certain other terms and conditions. See Section 13—“Conditions of the Offer.”

The Offer will expire at 12:00 midnight, New York City time, on Friday, June 20, 2008, unless the Offer is extended. See Sections 1, 13 and 15—“Terms of the Offer,” “Conditions of the Offer” and “Certain Legal Matters.”

The Radyne board of directors has, subject to the terms and conditions set forth in the Merger Agreement, unanimously (i) determined that the Merger Agreement and the Transactions are fair to, and in the best interests of, the holders of Shares, (ii) approved and declared advisable the Merger Agreement and the Transactions, and (iii) resolved to recommend that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer, and that the holders of Shares adopt the Merger Agreement and approve the Transactions to the extent required by applicable Law.

For factors considered by the Radyne board of directors, see Radyne’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) filed with the Securities and Exchange Commission (the “Commission”) in connection with the Offer, a copy of which (without certain exhibits) is being furnished to stockholders concurrently herewith.

Needham & Company, LLC (“Needham”) has delivered to the Radyne board of directors a written opinion, dated May 8, 2008, to the effect that, as of such date and based upon and subject to the assumptions, qualifications and limitations set forth therein, the consideration to be received by holders of Shares pursuant to the Merger Agreement is fair, from a financial point of view, to such holders. A copy of Needham’s written opinion, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken, is attached as an exhibit to the Schedule 14D-9.

The Offer is being made in connection with the Merger Agreement, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, the Merger will be effected. At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than any Shares held in the treasury of Radyne and each Share owned by Purchaser, Comtech or any direct or indirect wholly-owned subsidiary of Comtech or of Radyne immediately prior to the Effective Time to be canceled without any conversion thereof and no payment or distribution will be made with respect thereto and any Dissenting Shares) will be canceled and will be converted automatically into the right to receive an amount equal to the Offer Price (the “Merger Consideration”) payable, without interest, to the holder of such Share, upon surrender of the certificate that formerly evidenced such Share. The Merger Agreement is more fully described in Section 11—“Purpose of the Offer and Plans for Radyne; Merger Agreement.” Section 5—“Certain Material U.S. Federal Income Tax Consequences of the Offer and the Merger” below describes certain material U.S. federal income tax consequences of the sale or exchange of Shares in the Offer and the Merger.

Consummation of the Merger is conditioned upon, among other things, the approval of the Merger substantially as set forth in the Merger Agreement by the requisite vote of stockholders of Radyne, unless the Merger is consummated as a short-form merger in accordance with Section 253 of the Delaware General Corporation Law (the “DGCL”) as described below. Under the DGCL, the affirmative vote of a majority of the votes entitled to be cast by the holders of outstanding Shares (a “Majority Vote”), is the only vote of any class or series of Radyne’s stock that would be necessary to approve the Merger at any required meeting of Radyne’s stockholders. If, following the purchase of Shares by us pursuant to the Offer, during any subsequent offering period, through any exercise of the Top-Up Option or otherwise, we own outstanding Shares representing a Majority Vote, we will be able to effect the Merger without the affirmative vote of any other stockholder. We have agreed pursuant to the Merger Agreement to cause all Shares owned by us and our subsidiaries to be voted in favor of the adoption of the Merger Agreement and approval of the Transactions.

Section 253 of the DGCL provides that, if a corporation owns at least 90% of the outstanding shares of each class of a subsidiary corporation, the corporation holding such stock may merge such subsidiary into itself, or itself into such subsidiary, without any action or vote on the part of the board of directors or the stockholders of such other corporation (a “short-form merger”). Upon the terms and subject to the conditions of the Merger Agreement, in the event that Purchaser acquires at least 90% of the then outstanding Shares pursuant to the Offer, the parties have agreed to take all necessary and appropriate action to cause the Merger to become effective, in accordance with Section 253 of the DGCL, as promptly as reasonably practicable after such acquisition, without a meeting of the stockholders of Radyne. See Section 15—“Certain Legal Matters.”

Stockholders who have not tendered their Shares and continue to own their Shares at the time of the Merger and fulfill certain other requirements of the DGCL will have appraisal rights in connection with the Merger. See Section 15—“Certain Legal Matters.”

As defined in the Merger Agreement with respect to our ownership of Shares, “Fully Diluted Basis” shall mean after taking into account all outstanding Shares and assuming the exercise, conversion or exchange of all options, warrants, convertible or exchangeable securities and similar rights and the issuance of all Shares that Radyne is obligated to issue thereunder; and “Burdensome Condition” shall mean executing or carrying out agreements (including consent decrees) or submitting to Laws (i) providing for the license, sale or other disposition or holding separate (through the establishment of trust or otherwise) of any assets or categories of assets of Radyne, Comtech or their respective subsidiaries or the holding separate of the capital stock of a Comtech subsidiary or (ii) imposing or seeking to impose any limitation on the ability of Radyne, Comtech or any of their respective subsidiaries to conduct their respective businesses (including, with respect to, market practices and structure) or own such assets or to acquire, hold or exercise full rights of ownership of the business of Comtech, each of the Comtech subsidiaries, Radyne or its subsidiaries that, in the case of (i) and (ii), individually or in the aggregate, would reasonably be expected to result in (A) the sale or divestiture of a material asset of Radyne, Comtech, the Surviving Corporation or any of their respective subsidiaries, (B) a Material Adverse Effect on Radyne or a material adverse effect on Comtech, the Surviving Corporation or any of their respective subsidiaries, or (C) a material adverse effect on the synergies which Comtech reasonably expects from the transactions contemplated by the Merger Agreement, in each case following the Effective Time.

This Offer to Purchase and the related Letter of Transmittal contain important information and both documents should be read carefully and in their entirety before any decision is made with respect to the Offer.

THE TENDER OFFER

1. Terms of the Offer

Upon the terms and subject to the prior satisfaction or waiver of the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we will accept for payment, purchase and pay for all Shares validly tendered, and not properly withdrawn, prior to the Expiration Date in accordance with the procedures set forth in Section 4—“Withdrawal Rights.” The term “Expiration Date” means 12:00 midnight, New York City time, on Friday, June 20, 2008, unless we, in accordance with the Merger Agreement, have extended the initial offering period of the Offer, in which event the term “Expiration Date” will mean the latest time and date at which the offering period of the Offer, as so extended by us, will expire.

The Offer is conditioned upon the satisfaction of the Minimum Condition and the other conditions described in Section 13—“Conditions of the Offer.” We may terminate the Offer without purchasing any Shares if certain events described in Section 13 occur.

To the extent permitted by applicable law, we expressly reserve the right to waive any condition and to make any other changes to the terms and conditions of the Offer. However, pursuant to the Merger Agreement, we have agreed that we will not, without the prior written consent of Radyne:

(1) waive the Minimum Condition;

(2) change the form of consideration to be paid pursuant to the Offer;

(3) decrease the Offer Price payable in the Offer;

(4) reduce the maximum number of Shares to be purchased in the Offer;

(5) impose conditions to the Offer in addition to the conditions set forth in Section 13—“Conditions of the Offer;” or

(6) amend the conditions set forth in Section 13—“Conditions of the Offer” in any manner materially adverse to the holders of Shares.

We may, in our sole and absolute discretion, increase the Offer Price payable in the Offer without the consent of Radyne. We also expressly reserve the right to modify the terms of the Offer, subject to compliance with the Exchange Act and the restrictions previously identified in paragraphs (1) through (6) above.

Upon the terms and subject to the satisfaction or waiver of the conditions of the Offer as of the Expiration Date, promptly following the Expiration Date, we will accept for payment, purchase and pay for any Shares validly tendered, and not properly withdrawn, prior to the Expiration Date. Unless the Merger Agreement or the Offer is terminated in accordance with its terms, we must extend the Offer from time to time (i) if the Minimum Condition is not satisfied on or before the Expiration Date; (ii) if any applicable waiting period (and any extension thereof) applicable to the Offer or the Merger under the HSR Act shall not have expired or shall not have been terminated or any filings or approvals applicable to the Offer or the Merger of the competent competition authority of any member state of the European Union shall not have been made or obtained on or before the Expiration Date; (iii) if (a) Radyne shall not have performed all obligations and complied with all covenants required by the Merger Agreement to be performed or complied with by it prior to the Expiration Date, in all material respects, and such failure to perform or comply shall not have been cured prior to the Expiration Date or (b) the representations and warranties of Radyne contained in Article IV of the Merger Agreement shall not be true and correct (subject to certain qualifications) and is the sole condition remaining unsatisfied and Radyne is using its reasonable best efforts to satisfy such condition; or (iv) for such period as may be required by any applicable Law, rule, regulation, interpretation or position if any applicable Law, rule, regulation, interpretation or position of the Commission or its staff thereof applicable to the Offer requires such extension.

We must extend the Offer for up to five (5) business days after the satisfaction or waiver of the conditions set forth in clauses (i), (ii) or (iii) in the immediately preceding sentence, or for such period as may be required by any applicable Law, rule, regulation, interpretation or position set forth with respect to the condition in clause (iv) in the immediately preceding sentence; provided, however, that we shall not be required to extend the Offer beyond the Outside Date (as defined in Section 11—“Purpose of the Offer and Plans for Radyne; Summary of the Merger Agreement”).

Unless the Merger Agreement or the Offer is terminated in accordance with its terms, we may in our sole discretion extend the Offer from time to time if any of conditions to the Offer described in Section 13—“Conditions of the Offer”, other than the conditions set forth above, are not satisfied or waived on or before the Expiration Date. If all of conditions to the Offer described in Section 13—“Conditions of the Offer” are satisfied, but the number of Shares that have been validly tendered and not withdrawn in the Offer, together with any Shares then owned by Comtech is less than 90% of the outstanding Shares on a Fully Diluted Basis, we may, in our sole discretion, and subject to the Merger Agreement, commence a subsequent offering period (as provided in Rule 14d-11 under the Exchange Act) for three to 20 business days to acquire additional outstanding Shares.

There can be no assurance that we will be required or permitted under the Merger Agreement to extend the Offer. During any extension of the initial offering period pursuant to the paragraphs above, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to withdrawal rights. See Section 4—“Withdrawal Rights.”

If we provide a subsequent offering period, tendering stockholders will not have withdrawal rights. A subsequent offering period, if one is provided, is not an extension of the Offer, which already will have been completed. A subsequent offering period would be an additional period of time of between three business days and 20 business days, beginning no later than 9:00 a.m., New York City time, on the next business day following the expiration of the Offer on the Expiration Date, during which stockholders may tender Shares not tendered in the Offer. We will promptly purchase and pay for any Shares tendered during the subsequent offering period at the same price paid in the Offer.

If, subject to the terms of the Merger Agreement, we make a material change in the terms of the Offer or the information concerning the Offer, or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d), 14d-6(c) and l4e-1 under the Exchange Act or otherwise. The minimum period during which a tender offer must remain open following material changes in the terms of the tender offer or the information concerning the tender offer, other than a change in the consideration offered or a change in the percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. With respect to a change in the consideration offered or a change in the percentage of securities sought, a tender offer generally must remain open for a minimum of ten business days following such change to allow for adequate disclosure to stockholders.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the Commission, to not accept for payment any Shares if, at the Expiration Date, any of the conditions to the Offer set forth in Section 13—“Conditions of the Offer” have not been satisfied or upon the occurrence of any of the events set forth in Section 13. Under certain circumstances, Comtech and Purchaser may terminate the Merger Agreement and the Offer.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the Commission, to delay acceptance of Shares and to delay payment for Shares pending receipt of any governmental regulatory approvals specified in Section 15. See Sections 13 and 15—“Conditions of the Offer” and “Certain Legal Matters,” without prejudice to our rights set forth in Section 13—“Conditions of the Offer.” Our reservation of the right to delay the acceptance of or payment for Shares is subject to the provisions of Rule 14e-1(c) under the Exchange Act, which requires that we pay the consideration offered or to return Shares deposited by or on behalf of tendering stockholders promptly after the termination or withdrawal of the Offer.

Any extension, waiver or amendment of the Offer, or delay in acceptance for payment or payment, or termination of the Offer will be followed, as promptly as practicable, by public announcement thereof, such announcement in the case of an extension to be issued not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date in accordance with the public announcement requirements of Rules 14d-4(d), 14d-6(c) and l4e-1(d) under the Exchange Act. Without limiting our obligation under such rule or the manner in which we may choose to make any public announcement, we currently intend to make announcements by issuing a press release to the Business Wire (or such other national media outlet or outlets it deems prudent) and making any appropriate filing with the Commission.

Radyne has agreed to provide us with its list of stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Radyne’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

2. Acceptance for Payment and Payment for Shares

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), promptly after the Expiration Date, we will accept for payment, purchase and pay for, all Shares validly tendered, and not properly withdrawn, prior to the Expiration Date. In addition, subject to the terms and conditions of the Merger Agreement and the applicable rules of the Commission, we reserve the right to delay acceptance for payment of, or payment for, Shares, pending receipt of any regulatory or governmental approvals specified in Section 15—“Certain Legal Matters.” For information with respect to approvals that we are or may be required to obtain prior to the completion of the Offer, see Section 15—“Certain Legal Matters.”

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates representing such Shares or confirmation of the book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3—“Procedures for Tendering Shares,” (b) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in Section 3 below) in lieu of the Letter of Transmittal), and (c) any other documents required by the Letter of Transmittal or any other customary documents required by Depositary. See Section 3—“Procedures for Tendering Shares.”

For purposes of the Offer, we will be deemed to have accepted for payment and thereby purchased Shares validly tendered, and not properly withdrawn, prior to the Expiration Date if and when we give oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering stockholders for purposes of receiving payments from us and transmitting such payments to the tendering stockholders. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased Shares will be returned (or new certificates for the Shares not tendered will be sent), without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedures set forth in Section 3—“Procedures for Tendering Shares,” such Shares will be credited to an account maintained with DTC) promptly following expiration or termination of the Offer.

If, prior to the Expiration Date, we increase the consideration offered to holders of Shares pursuant to the Offer, such increased consideration will be paid to holders of all Shares that are purchased pursuant to the Offer, whether or not such Shares were tendered prior to such increase in consideration.

3. Procedures for Tendering Shares

Valid Tender of Shares. Except as set forth below, to validly tender Shares pursuant to the Offer, (a) a properly completed and duly executed Letter of Transmittal (or a manually executed facsimile thereof) in accordance with the instructions of the Letter of Transmittal, with any required signature guarantees, or an Agent’s Message (as defined below) in connection with a book-entry delivery of Shares, and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date and either (x) certificates representing Shares tendered must be delivered to the Depositary or (y) such Shares must be properly delivered pursuant to the procedures for book-entry transfer described below and a confirmation of such delivery received by the Depositary (which confirmation must include an Agent’s Message if the tendering stockholder has not delivered a Letter of Transmittal), in each case, prior to the Expiration Date, or (b) the tendering stockholder must comply with the guaranteed delivery procedures set forth below. The term “Agent’s Message” means a message, transmitted by DTC to, and received by, the Depositary and forming a part of a Book-Entry Confirmation (as defined below), which states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares which are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against the participant.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in DTC’s systems may make a book-entry transfer of Shares by causing DTC to transfer such Shares into the Depositary’s account in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase by the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedures described below. The confirmation of a book-entry transfer of Shares into the Depositary’s account at DTC as described above is referred to herein as a “Book-Entry Confirmation.”

Delivery of documents to DTC in accordance with DTC’s procedures does not constitute delivery to the Depositary.

Signature Guarantees and Stock Powers. Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of a recognized Medallion Program approved by the Securities Transfer Association, Inc., including the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program and the Stock Exchanges Medallion Program (each, an “Eligible Institution”). Signatures on a Letter of Transmittal need not be guaranteed (a) if the Letter of Transmittal is signed by the registered owner(s) (which term, for purposes of this section, includes any participant in any of DTC’s systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered owner has not completed the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (b) if

such Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered owner of the certificates surrendered, then the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case, signed exactly as the name or names of the registered owner(s) or holder(s) appear on the certificates, with the signatures on the certificates or stock powers guaranteed as described above. See Instructions 1 and 5 of the Letter of Transmittal.

If certificates representing Shares are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal (or facsimile) must accompany each delivery of certificates.

Guaranteed Delivery. A stockholder who desires to tender Shares pursuant to the Offer and whose certificates for Shares are not immediately available and cannot be delivered to the Depositary prior to the Expiration Date, or who cannot complete the procedure for book-entry transfer prior to the Expiration Date, or who cannot deliver all required documents to the Depositary prior to the Expiration Date, may tender such Shares by satisfying all of the requirements set forth below:

•	such tender is made by or through an Eligible Institution;

•

a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Purchaser, is received by the Depositary (as provided below) prior to the Expiration Date; and

•

the certificates for all tendered Shares, in proper form for transfer (or a Book-Entry Confirmation with respect to all such Shares), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and any other required documents, are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery. A “trading day” is any day on which the NASDAQ Global Market is open for business.

The Notice of Guaranteed Delivery may be delivered by hand to the Depositary or transmitted by telegram, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

THE METHOD OF DELIVERY OF SHARES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH DTC, IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER. DELIVERY OF ALL SUCH DOCUMENTS WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING, IN THE CASE OF A BOOK-ENTRY TRANSFER, BY BOOK-ENTRY CONFIRMATION). IF SUCH DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT ALL SUCH DOCUMENTS BE SENT BY PROPERLY INSURED REGISTERED MAIL WITH RETURN RECEIPT REQUESTED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

Other Requirements. Notwithstanding any provision of the Merger Agreement, we will pay for Shares validly tendered pursuant to the Offer, and not properly withdrawn, prior to the Expiration Date only after timely receipt by the Depositary of (a) certificates for (or a timely Book-Entry Confirmation with respect to) such Shares, (b) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will we pay interest on the purchase price of Shares, regardless of any extension of the Offer or any delay in making such payment.

Binding Agreement. Our acceptance for payment of Shares tendered pursuant to one of the procedures described above will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer.

Appointment as Proxy. By executing and delivering a Letter of Transmittal as set forth above (or, in the case of a book-entry transfer, by delivery of an Agent’s Message in lieu of a Letter of Transmittal), the tendering stockholder irrevocably appoints our designees as such stockholder’s proxies, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by us and with respect to any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of the Merger Agreement. All such proxies and powers of attorney will be considered coupled with an interest in the tendered Shares. Such appointment is effective when, and only to the extent that, we accept for payment Shares tendered by such stockholder as provided herein. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such stockholder will be revoked, and no subsequent powers of attorney, proxies and consents may be given (and, if given, will not be deemed effective). Our designees will, with respect to the Shares or other securities and rights for which the appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they, in their sole discretion, may deem proper at any annual, special, adjourned or postponed meeting of the stockholders of Radyne, by written consent in lieu of any such meeting or otherwise. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our payment for such Shares we must be able to exercise full voting, consent and other rights to the extent permitted under applicable law with respect to such Shares and other securities, including voting at any meeting of stockholders or executing a written consent concerning any matter.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by us in our sole and absolute discretion, which determination will be final and binding. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of or payment for which may, in our opinion, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of any other stockholder. No tender of Shares will be deemed to have been validly made until all defects and irregularities relating thereto have been cured or waived. None of Comtech, Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent, or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions thereto and any other documents related to the Offer) will be final and binding.

4. Withdrawal Rights

Except as otherwise provided in this Section 4, tenders of Shares pursuant to the Offer are irrevocable. A stockholder may withdraw Shares tendered pursuant to the Offer at any time prior to the Expiration Date.

For a withdrawal of Shares to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the record holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3—“Procedures for Tendering Shares,” any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If certificates representing the Shares have been delivered or otherwise identified to the Depositary, the name of the registered owner and the serial numbers shown on such certificates must also be furnished to the Depositary prior to the physical release of such certificates.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by us, in our sole discretion, which determination will be final and binding. No withdrawal of Shares will be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Comtech, Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent, or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures for tendering Shares described in Section 3—“Procedures for Tendering Shares” at any time prior to the Expiration Date.

If we extend the Offer, we delay our acceptance for payment of Shares, or we are unable to accept for payment Shares pursuant to the Offer, for any reason, then, without prejudice to our rights under the Offer, the Depositary may nevertheless, on our behalf, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders exercise withdrawal rights as described in this Section 4 prior to the Expiration Date.

In the event we provide a subsequent offering period following the Offer, no withdrawal rights will apply to Shares tendered during such subsequent offering period or to Shares tendered in the Offer and accepted for payment.

5. Certain Material U.S. Federal Income Tax Consequences of the Offer and the Merger

General. The following is a summary of the anticipated material United States federal income tax consequences of the Offer and the Merger to our stockholders. This summary is based upon existing United States federal income tax law which is subject to change or differing interpretations, possibly with retroactive effect. This discussion is limited to United States persons who hold their Shares as “capital assets” for United States federal income tax purposes (generally, assets held for investment). This summary does not address all aspects of United States federal income taxation that may be relevant to a particular stockholder in light of that stockholder’s particular circumstances, or to those stockholders that may be subject to special treatment under United States federal income tax law (for example, life insurance companies, tax-exempt organizations, financial institutions, taxpayers that are not U.S. persons, dealers or brokers in securities or currencies, partnerships and their partners or stockholders who hold Shares as part of a hedging, straddle, conversion, constructive sale or other integrated transaction for United States federal income tax purposes or who acquired their Shares through the exercise of stock options or other compensatory arrangements). In addition, the discussion does not address any foreign, state, or local tax considerations that may be applicable to our stockholders. Stockholders are urged to consult their tax advisors regarding the United States federal, state, local, and foreign tax considerations of the Offer and the Merger.

Consequences of the Offer and the Merger to Our Stockholders. The receipt of cash in exchange for Shares pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes, and may be a taxable transaction for state, local, and foreign tax purposes as well. In general, a stockholder who surrenders Shares in exchange for cash pursuant to the Offer or the Merger will recognize capital gain or loss for United States federal income tax purposes in an amount equal to the difference between the amount of cash received and such stockholder’s adjusted tax basis in the Shares tendered in exchange therefor. Gain or loss will be calculated separately for each block of Shares surrendered in the Offer or the Merger. Such gain or loss will generally be long-term, provided, that a stockholder has held such Shares for more than one year as of the closing date of the Offer or the Merger. The deductibility of capital loss is subject to limitations.

6. Price Range of Shares; Dividends

According to Radyne’s Annual Report on Form 10-K for the year ended December 31, 2007, the Shares are traded on the NASDAQ Global Market under the symbol “RADN.” The following table sets forth, for the calendar quarters indicated, the high and low sales prices per Share on the NASDAQ Global Market with respect to each calendar quarter during 2006 and 2007 as stated in Radyne’s Annual Report on Form 10-K for the year ended December 31, 2007 and from public sources with respect to the periods noted below in 2008.

	High	Low
2006:
First Quarter	$16.33	$12.59
Second Quarter	17.85	10.07
Third Quarter	12.95	10.26
Fourth Quarter	13.33	9.52

	High	Low
2007:
First Quarter	$11.13	$8.92
Second Quarter	10.68	8.61
Third Quarter	11.41	10.19
Fourth Quarter	11.06	8.54

	High	Low
2008:
First Quarter	$9.90	$6.45
Second Quarter (through May 21)	$11.20	$7.50

On May 9, 2008, the last full trading day prior to the public announcement of the terms of the Offer and the Merger, the reported closing sales price per Share on the NASDAQ Global Market during normal trading hours was $7.74 per Share. On May 21, 2008, the last full trading day prior to the commencement of the Offer, the reported closing sales price per Share on the NASDAQ Global Market during normal trading hours was $11.16 per Share. Radyne has never paid dividends. In Radyne’s Annual Report on Form 10-K for the year ended December 31, 2007, Radyne has indicated that it will continue to retain its earnings to finance development and expansion of its business and it did not anticipate paying dividends on Radyne Shares in the foreseeable future. Additionally, under the terms of the Merger Agreement, Radyne is not permitted to declare or pay dividends with respect to the Shares without the prior written consent of Comtech. See Section 14—“Dividends and Distributions.” Stockholders are urged to obtain a current market quotation for the Shares.

7. Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations

Possible Effects of the Offer on the Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by the public. The purchase of Shares pursuant to the Offer can also be expected to reduce the number of holders of Shares. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer Price.

NASDAQ Listing. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on the NASDAQ Global Market. According to the published guidelines of The NASDAQ Stock Market, LLC (“NASDAQ”), NASDAQ would consider disqualifying the Shares for listing on the NASDAQ Global Market (though not necessarily for listing on The NASDAQ Capital Market) if, among other possible grounds, the number of publicly held Shares falls below

750,000, the total number of beneficial holders of round lots of Shares falls below 400, the market value of publicly held Shares over a 30 consecutive business day period is less than $5 million, there are fewer than two active and registered market makers in the Shares over a 10 consecutive business day period, Radyne has stockholders’ equity of less than $10 million, or the bid price for the Shares over a 30 consecutive business day period is less than $1. Furthermore, NASDAQ would consider delisting the Shares from NASDAQ altogether if, among other possible grounds, (a) the number of publicly held Shares falls below 500,000, (b) the total number of beneficial holders of round lots of Shares falls below 300, (c) the market value of publicly held Shares over a 30 consecutive business day period is less than $1 million, (d) there are fewer than two active and registered market makers in the Shares over a 10 consecutive business day period, (e) the bid price for the Shares over a 30 consecutive business day period is less than $1, or (f) (i) Radyne has stockholders’ equity of less than $2.5 million, (ii) the market value of Radyne’s listed securities is less than $35 million over a 10 consecutive business day period, and (iii) Radyne’s net income from continuing operations is less than $500,000 for the most recently completed year and two of the last three most recently completed years. Shares held by officers or directors of Radyne, or by any beneficial owner of more than 10 percent of the Shares, will not be considered as being publicly held for this purpose. According to Radyne, there are approximately 18,808,528 Shares outstanding. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares are either no longer eligible for the NASDAQ Global Market or are delisted from NASDAQ altogether, the market for Shares will be adversely affected.

If NASDAQ were to delist the Shares, it is possible that the Shares would continue to trade on other securities exchanges or in the over-the-counter market and that price or other quotations for the Shares would be reported by other sources. The extent of the public market for such Shares and the availability of such quotations would depend, however, upon such factors as the number of stockholders and the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer Price. Trading in the Shares will cease upon consummation of the Merger if trading has not ceased earlier as discussed above.

Exchange Act Registration. The Shares currently are registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated by Radyne upon application to the Commission if the outstanding Shares are not listed on a “national securities exchange” and if there are fewer than 300 holders of record of Shares.

Termination of registration of the Shares under the Exchange Act would reduce the information required to be furnished by Radyne to its stockholders and to the Commission and would make certain provisions of the Exchange Act (such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement or information statement in connection with stockholders’ meetings or actions in lieu of a stockholders’ meeting pursuant to Section 14(a) and 14(c) of the Exchange Act and the related requirement of furnishing an annual report to stockholders) no longer applicable with respect to the Shares. In addition, if the Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 with respect to “going private” transactions would no longer be applicable to Radyne. Furthermore, the ability of “affiliates” of Radyne and persons holding “restricted securities” of Radyne to dispose of such securities pursuant to Rule 144 under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be eligible for continued inclusion on the Federal Reserve Board’s list of “margin securities” or eligible for stock exchange listing or reporting on NASDAQ. We intend to seek to cause Radyne to apply for termination of registration of the Shares as soon as possible after consummation of the Offer if the requirements for termination of registration are met.

If registration of the Shares is not terminated prior to the Merger, then the registration of the Shares under the Exchange Act will be terminated following completion of the Merger.

8. Certain Information Concerning Radyne

The following description of Radyne and its business has been taken from Radyne’s Annual Report on Form 10-K for the year ended December 31, 2007, and is qualified in its entirety by reference to such report.

Radyne designs, manufactures and sells products and systems used for the operation of satellite, troposcatter, microwave and cable communication networks. Radyne’s customers use its products for applications for telephone (landline and mobile), data, video and audio broadcast communication, national and homeland defense, private and corporate data networks, Internet applications and digital television for cable and network broadcast. Radyne sells under four brands: (1) Radyne builds satellite modems, converters and switches, (2) Xicom Technology produces high power amplifiers, (3) AeroAstro designs and constructs microsatellite systems, components and advanced communication technologies, and (4) Tiernan supplies HDTV and SDTV encoding and transmission equipment. Radyne sells its products in sales and/or service offices in the United States (Phoenix, Arizona; San Diego and Santa Clara, California; Ashburn, Virginia; and Boca Raton, Florida); Singapore; China; Indonesia; the United Kingdom; and the Netherlands. Radyne has manufacturing facilities in Phoenix, Arizona; San Diego and Santa Clara, California; and Ashburn, Virginia. Radyne serves customers in over 120 countries; including customers in the television broadcast industry, international telecommunications companies, Internet service providers, private communication networks, network and cable television and the United States government.

Radyne is a Delaware corporation with executive offices located at 3138 East Elwood Street, Phoenix, Arizona. Radyne’s telephone number at such principal executive offices is (602) 437-9620.

Available Information. Radyne is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the Commission relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning Radyne’s business, principal physical properties, capital structure, material pending litigation, operating results, financial condition, directors and officers (including their remuneration and stock options granted to them), the principal holders of Radyne’s securities, any material interests of such persons in transactions with Radyne, and other matters is required to be disclosed in proxy statements and periodic reports distributed to Radyne’s stockholders and filed with the Commission. Such reports, proxy statements and other information should be available for inspection at the public reference room at the Commission’s office at 100 F Street, NE, Washington, DC 20549. Copies may be obtained by mail, upon payment of the Commission’s customary charges, by writing to its principal office at 100 F Street, NE, Washington, DC 20549. Further information on the operation of the Commission’s Public Reference Room in Washington, DC can be obtained by calling the Commission at 1-800-SEC-0330. The Commission also maintains an Internet web site that contains reports, proxy statements and other information about issuers, such as Radyne, who file electronically with the Commission. The address of that site is http://www.sec.gov. Radyne also maintains an Internet website at http://www.radn.com. The information contained in, accessible from or connected to Radyne’s website is not incorporated into, or otherwise a part of, this Offer to Purchase or any of Radyne’s filings with the Commission. The website addresses referred to in this paragraph are inactive text references and are not intended to be actual links to the websites.

Sources of Information. Except as otherwise set forth herein, the information concerning Radyne contained in this Offer to Purchase has been based upon publicly available documents and records on file with the Commission and other public sources. Although we have no knowledge that any such information contains any misstatements or omissions, none of Comtech, Purchaser or any of their respective affiliates or assigns, the Information Agent or the Depositary assumes responsibility for the accuracy or completeness of the information concerning Radyne contained in such documents and records or for any failure by Radyne to disclose events which may have occurred or may affect the significance or accuracy of any such information.

9. Certain Information Concerning Purchaser and Comtech

Purchaser. Purchaser is a Delaware corporation and, to date, has engaged in no activities other than those incident to its formation and to the Offer and Merger. We are a wholly-owned subsidiary of Comtech. The principal executive offices of Purchaser are located c/o Comtech Telecommunications Corp., 68 South Service Road, Suite 230, Melville, New York, 11747, where our telephone number is (631) 962-7000.

Comtech. Comtech designs, develops, produces and markets innovative products, systems and services for advanced communications solutions. Comtech believes many of its solutions play a vital role in providing or enhancing communication capabilities when terrestrial communications infrastructure is unavailable, inefficient or too expensive. Comtech conducts its business through three complementary segments: telecommunications transmission, mobile data communications and RF microwave amplifiers. Comtech sells its products to a diverse customer base in the global commercial and government communications markets. Comtech believes it is a leader in the market segments that it serves. The principal executive offices of Comtech are located at 68 South Service Road, Suite 230, Melville, New York, 11747, where Comtech’s telephone number is (631) 962-7000.

Additional Information. The name, business address, citizenship, present principal occupation and employment history for the past five years of each of the members of the board of directors and the executive officers of Comtech and Purchaser are set forth in Schedule A to this Offer to Purchase.

None of Comtech, Purchaser or, to the knowledge of Comtech or Purchaser after reasonable inquiry, any of the persons listed in Schedule A, has during the last five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws or a finding of any violation of U.S. federal or state securities laws.

Except as set forth elsewhere in this Offer to Purchase or in Schedule A: (a) none of Comtech, Purchaser or, to the knowledge of Comtech or Purchaser after reasonable inquiry, any of the persons listed in Schedule A or any associate or majority-owned subsidiary of Comtech, Purchaser or any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of Radyne, except for 100 Shares owned by Comtech and 100 Shares owned by Michael D. Porcelain; (b) none of Comtech, Purchaser or, to the knowledge of Comtech or Purchaser after reasonable inquiry, any of the persons referred to in clause (a) above or any of their executive officers, directors, affiliates or subsidiaries has effected any transaction in Shares or any other equity securities of Radyne during the past 60 days; (c) none of Comtech, Purchaser, their subsidiaries or, to the knowledge of Comtech or Purchaser after reasonable inquiry, any of the persons listed in Schedule A, has any agreement, arrangement, or understanding, whether or not legally enforceable, with any other person with respect to any securities of Radyne (including, but not limited to, any agreement, arrangement, or understanding concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations); (d) in the past two years, there have been no transactions that would require reporting under the rules and regulations of the Commission between any of Comtech, Purchaser, their subsidiaries or, to the knowledge of Comtech or Purchaser after reasonable inquiry, any of the persons listed in Schedule A, on the one hand, and Radyne or any of its executive officers, directors or affiliates, on the other hand; and (e) other than the transaction described in the Offer to Purchase, in the past two years, there have been no negotiations, transactions or material contacts between any of Comtech, Purchaser, their subsidiaries or, to the knowledge of Comtech or Purchaser after reasonable inquiry, any of the persons listed in Schedule A, on the one hand, and Radyne or any of its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of Radyne’s securities, an election of Radyne’s directors or a sale or other transfer of a material amount of assets of Radyne.

We do not believe our financial condition is relevant to your decision whether to tender your Shares and accept the Offer because (a) the Offer is being made for all outstanding Shares solely for cash; (b) the Offer is not subject to any financing condition; (c) if we consummate the Offer, we will acquire all remaining Shares for the same cash price in the Merger; and (d) Comtech has, and will arrange for Purchaser to have, sufficient funds to purchase all Shares validly tendered and not properly withdrawn in the Offer and to acquire the remaining outstanding Shares in the Merger.

10. Background of the Offer; Contacts with Radyne

Comtech and its board of directors continually review its strategic alternatives. Comtech had long considered Radyne as a potential acquisition target likely to be a good strategic fit with Comtech’s existing business. Over the past several years Comtech and Radyne have, from time to time, engaged in discussions concerning Comtech’s potential interest in Radyne.

In September 2006, Mr. Fred Kornberg, Chairman, President and Chief Executive Officer of Comtech, spoke with Mr. Robert Fitting, a Radyne director and former Chief Executive Officer of Radyne, and communicated Comtech’s interest in a potential acquisition of Radyne. Mr. Fitting subsequently responded, stating that he had had a discussion with the non-management directors who would be agreeable to reviewing an offer from Comtech at a reasonable price. Mr. Fitting informed Mr. Kornberg that any offer that would result in a value for Radyne of less than $300 million would probably not be considered by the Radyne board. Mr. Fitting also asked Mr. Kornberg to direct all future inquiries on an acquisition to Dr. Waylan.

On October 4, 2006, Mr. Kornberg spoke with Dr. C.J. Waylan, Chairman of the Radyne board, expressing Comtech’s interest in discussing a combination with Radyne. On October 6, 2006, Comtech submitted a non-binding letter to Dr. Waylan offering to acquire Radyne for $15.00 per share. Comtech’s offer was based on its review of publicly available documents regarding Radyne and without the benefit of a legal and business due diligence review. On October 16, 2006, Dr. Waylan called and wrote to Mr. Kornberg to inform him that the Radyne board had reviewed Comtech’s October 6, 2006 non-binding letter and had decided not to pursue the transactions contemplated thereby and were focused on executing their internal plan.

During the period between October 2006 and March 2007, Mr. Kornberg and Dr. Waylan engaged in a number of communications in which they discussed the value of Radyne and its strategic plans. As a result of those discussions, Dr. Waylan and Mr. Kornberg met in Ft. Myers, Florida on March 13, 2007, where Dr. Waylan indicated that the Radyne board was willing to seriously consider an offer from Comtech. On March 15, 2007, Comtech submitted a non-binding offer to the Radyne board of directors to acquire all of the outstanding shares of Radyne for $13.00 per share. This offer, like the one in October 2006, was not based on any due diligence review of Radyne, with the lower price based on weaker financial performance of Radyne based on Comtech’s review of public information. Mr. Kornberg subsequently spoke with Dr. Waylan and Mr. Fitting, both of whom informed Mr. Kornberg that the Radyne board had rejected the offer. Dr. Waylan stated that the price offered by Comtech did not reflect the value of Radyne as determined by the Radyne board based on its strategic plan and based on advice from a financial advisor.

On April 2, 2007, Comtech submitted a letter to the non-executive directors of Radyne’s board stating Comtech’s disappointment at Radyne’s rejection of the offer and stating that Comtech would consider addressing its offer directly to Radyne’s stockholders. On April 11, 2007, Comtech sent a letter to the non-executive directors of the Radyne board informing them that it would delay sharing its offer with Radyne stockholders pending Radyne’s announcement of its first quarter 2007 earnings results. In the same letter, Comtech requested a meeting with the Radyne board.

On April 23, 2007, Dr. Waylan wrote to Mr. Kornberg on behalf of the Radyne board, reiterating the inadequacy of the Comtech offer and stating that Radyne had engaged external advisors to assist the Radyne board in evaluating the offer. Dr. Waylan also informed Comtech that Radyne had formed a Strategic Transactions Committee of its board of directors to address the offer and for other related purposes. He further stated that the Strategic Transactions Committee would be willing to meet with Comtech subject to the execution of a confidentiality agreement.

On April 30, 2007, Mr. Kornberg wrote the non-executive directors of Radyne to accept Dr. Waylan’s offer to meet with Radyne’s Strategic Transactions Committee, and agreed to review a confidentiality agreement. Radyne and Comtech, and their respective advisors, sought to negotiate a confidentiality agreement, but could not agree on certain terms. Nonetheless, Mr. Kornberg and Mr. Robert Rouse, Executive Vice President and

Chief Operating Officer of Comtech, met with Dr. Waylan and Mr. Dennis Elliot, representatives of Radyne’s Strategic Transactions Committee on May 10, 2007, in Washington, D.C. At this meeting, Mr. Kornberg and Mr. Rouse explained Comtech’s strategic reasons for seeking an acquisition of Radyne. Dr. Waylan and Mr. Elliott stated that the Radyne board believed that the fair value of Radyne was in the range of $15.00 to $18.00 per share, and absent an offer in that range, Radyne was not willing to discuss a combination. They attributed their position to their confidence in their plan and a valuation analysis prepared by their financial advisor.

On November 15, 2007, Mr. Kornberg telephoned Dr. Waylan and again communicated Comtech’s interest in acquiring Radyne, and also noted that there was pressure on Radyne based on a Schedule 13D filing by Discovery Group I, LLC, Radyne’s largest stockholder at the time, demanding that Radyne hire a financial advisor and initiate a process to sell the company. In a subsequent conversation between Mr. Kornberg and Dr. Waylan, Dr. Waylan again indicated his understanding that the Radyne board would be receptive to an offer from Comtech in the price range he had provided in prior discussions. Dr. Waylan suggested a willingness to consider an offer at the higher end of Discovery’s price range of $14.00 to $16.00 per share.

On November 26, 2007, Comtech submitted a written non-binding offer to the board of directors of Radyne to acquire all outstanding shares of Radyne for $14.00 per share. This non-binding offer was, among other things, subject to satisfactory completion of due diligence, negotiation of a mutually acceptable agreement and approval by Comtech’s board of directors. On December 10, 2007, Dr. Waylan informed Mr. Kornberg that Radyne would be willing to allow Comtech to perform initial due diligence upon execution of a confidentiality agreement. Dr. Waylan also stated that the board would solicit other offers for the company in its evaluation of strategic alternatives. On January 3, 2008, Comtech and Radyne executed a confidentiality agreement.

On January 8, 2008, Mr. Rouse, Michael Porcelain, Senior Vice President and Chief Financial Officer and Mr. Jerome Kapelus, Senior Vice President, Strategy & Business Development of Comtech, met in New York with Myron Wagner, Chief Executive Officer of Radyne, Malcolm Persen, Chief Financial Officer of Radyne, and Radyne’s financial advisor, during which the parties discussed Comtech’s strategic business objectives and began discussions about arranging upcoming due diligence meetings and distribution of diligence materials. Soon thereafter, Radyne provided Comtech and its advisors with access to an online data room, and began populating the data room based on diligence requests put forward by Comtech and its advisors. Over the next several weeks, Comtech conducted a due diligence review of the materials made available from time to time in the online data room.

In January and February 2008, Comtech senior management, as well as Comtech’s financial advisor, met with Radyne’s senior management team and its financial advisors in Phoenix, Arizona, and conducted on site business meetings with the senior managers of Radyne’s Xicom and AeroAstro business units. In connection with its due diligence review, Comtech received from Radyne certain forward-looking information regarding Radyne’s internal financial forecasts and projections, including its 2008 plan and its five-year budget. During Comtech’s discussion with management and its own due diligence review, Comtech determined that key assumptions used in the 2008 plan were based on information originally developed in the Fall of 2007 and did not reflect negative changes in the business and financial outlook at the time the projections were received. In addition, based on Radyne’s subsequent weaker financial performance, Comtech did not rely on such forecasts and projections provided to Comtech by Radyne in its valuation of Radyne. On February 13, 2008, Mr. Wagner requested that Comtech reaffirm its all-cash offer to purchase Radyne for $14.00 per share. On February 18, 2008, Mr. Kornberg provided an updated offer letter to Radyne, reducing its offer price to a range of $11.50 to $12.00 per share based on Radyne’s weaker financial performance as determined during Comtech’s due diligence review.

Between February 26 and March 25, 2008, Mr. Kornberg had a number of conversations with Mr. Wagner about the due diligence process and other matters. Between March 26 and April 21, 2008, Comtech continued its due diligence process, and also visited Radyne’s Xicom facility as well as its Tiernan facility to meet with each business unit’s senior management team to review their respective businesses. On April 11, 2008, Radyne’s financial advisor circulated to interested bidders, including Comtech, an initial draft of the merger agreement. Radyne’s financial advisor requested Comtech to submit a best and final offer, including changes to the merger agreement, no later than April 22, 2008. Comtech submitted this offer and a mark up merger agreement on April 22, 2008. On April 24, 2008, Radyne’s financial advisor informed Comtech that the Radyne board had selected Comtech as the winning bidder and sought to move forward with the negotiation of a definitive agreement.

During the period from April 25 through May 9, 2008, representatives of Comtech and Radyne negotiated various aspects of the proposed merger agreement. Comtech indicated again during these discussions that it would not require committed financing in connection with the acquisition transaction. Representatives of the two parties had various meetings and discussions in which they discussed terms of the merger agreement in detail, including the purchase price and the termination fee.

On April 30, 2008, Comtech conducted a day long due diligence session with Radyne senior executives and simultaneously Comtech and its accountants reviewed Radyne work papers. On May 1, 2008, Messrs. Kapelus and Porcelain met with Messrs. Wagner and Persen to discuss Radyne’s first quarter 2008 financial results that were received on April 23, 2008. Comtech’s accountants continued to perform financial and accounting due diligence. On May 2, 2008, Messrs. Kapelus and Porcelain spoke to Radyne’s financial advisor and stated that the lower than expected first quarter 2008 results had caused concern, and that Comtech was considering decreasing its offer. On May 3, 2008, Radyne informed Comtech that it was not willing to provide additional due diligence information until a final offer price was confirmed. On May 4, 2008, Comtech was informed that the Radyne board had decided to stop legal negotiation until there was resolution on the offer price. On May 6, 2008, Messrs. Kapelus and Porcelain spoke with Mr. Wagner and a representative of Radyne’s financial advisor, and agreed to maintain the $11.50 per share offer price. Comtech also stated that a number of issues on the merger agreement remained open and that their resolution was important to Comtech. Immediately before the commencement of Comtech’s board meeting, the remaining legal issues were resolved to Comtech’s satisfaction.

At the Comtech board meeting held on May 9, 2008, the transaction terms were discussed and were unanimously approved. The Merger Agreement was executed by both parties on May 10, 2008, and was publicly announced the morning of May 12, 2008.

11. Purpose of the Offer and Plans for Radyne; Summary of the Merger Agreement

Purpose of the Offer and Plans for Radyne

The purpose of the Offer and the Merger is for Comtech and its affiliates, through Purchaser, to acquire control of, and the entire equity interest in, Radyne. Pursuant to the Merger, we will acquire all of the stock of Radyne not purchased pursuant to the Offer, the Top-Up Option or otherwise. Stockholders of Radyne who sell their Shares in the Offer will cease to have any equity interest in Radyne or any right to participate in its earnings and future growth. If the Merger is consummated, non-tendering stockholders also will no longer have an equity interest in Radyne. On the other hand, after selling their Shares in the Offer or the subsequent Merger, stockholders of Radyne will not bear the risk of any decrease in the value of Radyne.

Assuming Purchaser purchases a majority of the outstanding Shares pursuant to the Offer, Comtech is entitled and currently intends to exercise its rights under the Merger Agreement to obtain pro rata representation on, and control of, the Radyne board of directors. See “The Merger Agreement—Directors” below. At the Effective Time, the Certificate of Incorporation of Radyne and the By-laws of Radyne will be amended so as to read in the form of Exhibit B and Exhibit C, respectively, to the Merger Agreement and, as so amended, will be the Certificate of Incorporation and the By-laws of the Surviving Corporation until thereafter amended as provided by Law and such Certificate of Incorporation and By-laws. The directors of the Purchaser will become the directors of the Radyne until their respective successors are duly elected or appointed. See “The Merger Agreement—Directors” below.

Comtech and Purchaser are conducting a detailed review of Radyne and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel, and will consider what changes would be desirable in light of the circumstances which exist upon completion of the Offer. Comtech and Purchaser will continue to evaluate the business and operations of Radyne during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as they deem appropriate under the circumstances then existing. Thereafter, Comtech intends to review such information as part of a comprehensive review of Radyne’s business, operations, capitalization and management with a view to optimizing development of Radyne’s potential in conjunction with Radyne’s existing businesses. We expect that all aspects of Radyne’s satellite earth station business will be fully integrated into Comtech EF Data Corp. Synergies are expected to be achieved by closing Radyne’s manufacturing facility and eliminating redundant overhead functions. Additional synergies are expected from the consolidation of Radyne’s corporate functions into Comtech’s headquarters in Melville, New York. However, plans may change based on further analysis including changes in Radyne’s business, corporate structure, charter, by-laws, capitalization, board of directors and management, although, except as disclosed in this Offer to Purchase, Comtech and Purchaser have no current plans with respect to any of such matters.

Except as disclosed in this Offer to Purchase, neither Comtech nor Purchaser has any present plans or proposals that would result in an extraordinary corporate transaction involving Radyne or any of its subsidiaries, such as a merger, reorganization, liquidation, relocation of operations, or sale or transfer of a material amount of assets, or any material changes in Radyne’s capitalization, corporate structure, business or composition of its management or board of directors. Prior to the Expiration Date, Comtech may cause Purchaser to be transferred to one or more of its affiliates for internal structuring reasons, but no such transfer will effect Comtech’s obligations under the Merger Agreement.

Summary of the Merger Agreement

The following is a summary of certain provisions of the Merger Agreement. This summary is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as an exhibit to the Tender Offer Statement on Schedule TO that we filed with the Commission on May 22, 2008 (the “Schedule TO”) and which is incorporated herein by reference. Copies of the Merger Agreement and the Schedule TO, and any other filings that we make with the Commission with respect to the Offer or the Merger, may be obtained in the manner set forth in Section 8 under “Available Information.” Capitalized terms used, but not defined, herein shall have the respective meanings given to them in the Merger Agreement.

The Offer. The Merger Agreement provides that we will commence the Offer and that, upon the terms and subject to satisfaction or waiver of the conditions to the Offer described in Section 13—“Conditions of the Offer” (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we will accept for payment Shares validly tendered pursuant to the Offer and pay the Offer Price for each such tendered and not subsequently withdrawn Share. Subject to the terms and conditions thereof, the Offer shall remain open until 12:00 midnight, New York City time, on Friday, June 20, 2008 (the “Expiration Date”), unless Purchaser shall have extended the period of time for which the Offer is open pursuant to, and in accordance with, the Merger Agreement or as may be required by applicable Law, in which event the term “Expiration Date” shall mean the latest time and date as the Offer, as so extended, may expire. To the extent permitted by applicable law, we expressly reserve the right to waive any condition and to make any other changes to the terms and conditions of the Offer, subject to compliance with the Exchange Act; provided, that pursuant to the Merger Agreement, we have agreed that we will not, without the prior written consent of Radyne (1) waive the Minimum Condition; (2) change the form of consideration to be paid pursuant to the Offer; (3) decrease the Offer Price payable in the Offer; (4) reduce the maximum number of Shares to be purchased in the Offer; (5) impose conditions to the Offer in addition to the conditions set forth in Section 13—“Conditions of the Offer;” or (6) amend the conditions set forth in Section 13—“Conditions of the Offer” in any manner materially adverse to the holders of Shares. We may, in our sole and absolute discretion, increase the Offer Price payable in the Offer without the consent of Radyne. We also expressly reserve the right to modify the terms of the Offer, subject to compliance with the Exchange Act and the restrictions previously identified in clauses (1) through (6) above.

Upon the terms and subject to the satisfaction or waiver of the conditions of the Offer as of the Expiration Date, promptly following the Expiration Date, we will accept for payment, purchase and pay for any Shares validly tendered, and not properly withdrawn, prior to the Expiration Date. Unless the Merger Agreement or the Offer is terminated in accordance with its terms, we must extend the Offer from time to time (i) if the Minimum Condition is not satisfied on or before the Expiration Date; (ii) if any applicable waiting period (and any extension thereof) applicable to the Offer or the Merger under the HSR Act shall not have expired or shall not have been terminated or any filings or approvals applicable to the Offer or the Merger of the competent competition authority of any member state of the European Union shall not have been made or obtained prior to the Expiration Date; (iii) if (a) Radyne shall not have performed all obligations and complied with all covenants required by the Merger Agreement to be performed or complied with by it prior to the Expiration Date, in all material respects, and such failure to perform or comply shall not have been cured prior to the Expiration Date or (b) the representations and warranties of Radyne contained in Article IV of the Merger Agreement shall not be true and correct (subject to certain qualifications), and the condition listed in either (a) or (b) of this subclause (iii) is the sole condition remaining unsatisfied and Radyne is using its reasonable best efforts to satisfy such condition; or (iv) if any applicable Law, rule, regulation, interpretation or position of the Commission or its staff thereof applicable to the Offer requires such extension. We must extend the Offer for up to five (5) business days after the satisfaction or waiver of the conditions set forth in clauses (i), (ii) or (iii) in the immediately preceding sentence, or for such period as may be required by any applicable Law, rule, regulation, interpretation or position set forth with respect to the condition in clause (iv) in the immediately preceding sentence; provided, however, that we shall not be required to extend the Offer beyond the Outside Date.

Unless the Merger Agreement or the Offer is terminated in accordance with its terms, we may in our sole election extend the Offer from time to time if any of conditions to the Offer described in Section 13—“Conditions of the Offer”, other than the conditions set forth above, are not satisfied or waived on or before the Expiration Date. If all of conditions to the Offer described in Section 13—“Conditions of the Offer” are satisfied, but the number of Shares that have been validly tendered and not withdrawn in the Offer, together with any Shares then owned by Comtech is less than 90% of the outstanding Shares on a Fully Diluted Basis, we may, in our sole discretion, and subject to the Merger Agreement, commence a subsequent offering period (as provided in Rule 14d-11 under the Exchange Act) for three to 20 business days to acquire additional outstanding Shares.

Recommendation. Radyne has represented to us in the Merger Agreement that the Radyne board of directors has, subject to the terms and conditions set forth in the Merger Agreement, unanimously (i) determined that the Merger Agreement and the Transactions are fair to, and in the best interests of, the holders of Shares, (ii) approved and declared advisable the Merger Agreement and the Transactions, (iii) resolved to recommend that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer, and that the holders of Shares adopt the Merger Agreement and approve the Transactions to the extent required by applicable Law, and (iv) validly approved and took all corporate action required to be taken to grant the Top-Up Option and to issue the Top-Up Option Shares upon the exercise thereof.

Directors. The Merger Agreement provides that, subject to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder and subject to compliance with applicable Law, promptly upon the acceptance for payment of any Shares by Comtech or us or any of our affiliates pursuant to and in accordance with the terms of the Offer and from time to time thereafter, and subject to the terms of the Merger Agreement, we are entitled to designate up to such number of directors, rounded up to the nearest whole number constituting at least a majority of the directors, on the Radyne board of directors as will give us representation on the Radyne board of directors equal to the product of the number of directors on the Radyne board of directors (giving effect to any increase in the number of directors pursuant to this sentence) and the percentage that such number of Shares beneficially owned by Comtech or its affiliates bears to the total number of Shares then outstanding, and Radyne will use reasonable best efforts to, upon Comtech’s request, promptly, at Comtech’s election, either increase the size of the Radyne board of directors or seek and accept the resignation of such number of directors as is necessary to enable Comtech’s designees to be elected to the Radyne board of directors and to cause Comtech’s designees to be so elected. At such times, subject to the terms of the Merger Agreement, Radyne will cause individuals designated by Comtech to constitute the number of members of each committee of the Radyne board of directors, rounded up to the next whole number, that represents the same percentage as such individuals represent on the Radyne board of directors, other than any committee of the Radyne board of directors established to take action under the Merger Agreement which committee will be composed only of Independent Directors (as defined below).

In the event that Comtech’s designees are elected or designated to the Radyne board of directors, then, until the Effective Time, Radyne will cause the Radyne board of directors to have at least two directors who are (i) independent directors for purposes of the continued listing requirements of The NASDAQ Stock Market LLC and (ii) reasonably satisfactory to Comtech (such directors, the “Independent Directors”); provided, however, that if any Independent Director is unable to serve due to death or disability or any other reason, the remaining Independent Directors will be entitled to elect or designate another individual (or individuals) who serve(s) as a director (or directors) on the date of the Merger Agreement (provided, that no such individual is an employee of Radyne or its subsidiaries) to fill the vacancy, and such director (or directors) will be deemed to be an Independent Director (or Independent Directors) for purposes of the Merger Agreement. If no Independent Director remains prior to the Effective Time, a majority of the members of the Radyne board of directors at the time of the execution of the Merger Agreement will be entitled to designate two persons to fill such vacancies; provided, that such individuals will not be employees or officers of Radyne, Comtech or Purchaser and will be reasonably satisfactory to Comtech, and such persons will be deemed Independent Directors for purposes of the Merger Agreement.

Following the Appointment Time and prior to the Effective Time, Comtech and Purchaser will cause any amendment or termination of the Merger Agreement, any extension by Radyne of the time for the performance of any of the obligations or other acts of Purchaser or Comtech or waiver of any of Radyne’s rights under the Merger Agreement or other action adversely affecting the rights of the stockholders (other than Comtech or Purchaser), not to be effected without the affirmative vote of a majority of the Independent Directors.

Top-Up Option. Radyne has granted us an irrevocable option (the “Top-Up Option”) to purchase up to that number of newly issued Shares (the “Top-Up Option Shares”) equal to the number of Shares that, when added to the number of Shares owned by Comtech and Purchaser immediately following consummation of the Offer, constitutes one Share more than 90% of the Shares then outstanding on a Fully Diluted Basis (after giving effect to the issuance of the Top-Up Option Shares) for consideration per Top-Up Option Share equal to the Offer Price. The Top-Up Option is subject to certain additional terms and conditions, including that (i) the Top-Up Option is exercisable only after the purchase of and payment for Shares pursuant to the Offer by Comtech or Purchaser as a result of which Comtech and Purchaser own beneficially at least a majority of the outstanding Shares and (ii) the Top-Up Option is not exercisable if the number of Shares subject thereto exceeds the number of authorized Shares available for issuance.

The Merger. The Merger Agreement provides that, after the completion of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Radyne and Radyne will be the Surviving Corporation. Comtech and Purchaser have agreed in the Merger Agreement that, if required by applicable Law in order to consummate the Merger, Radyne, acting through the board of directors, will, in accordance with applicable Law and Radyne’s Certificate of Incorporation and By-laws and NASDAQ rules, (i) duly call, give notice of, convene and hold an annual or special meeting of its stockholders as promptly as reasonably practicable following consummation of the Offer for the purpose of considering and taking action on the Merger Agreement and the Transactions and (ii) except as required by the fiduciary duties of the Radyne board of directors under applicable Law, (A) include in the Proxy Statement the recommendation of the Radyne board of directors that the stockholders of Radyne adopt the Merger Agreement and approve the Transactions and (B) use its reasonable efforts to obtain such adoption and approval. At the Stockholders’ Meeting, Comtech and Purchaser will cause all Shares then owned by them and their subsidiaries to be voted in favor of the adoption of the Merger Agreement and approval of the Transactions

The Merger Agreement further provides that, notwithstanding the foregoing, in the event that Purchaser acquires at least 90% of the then outstanding Shares pursuant to the Offer, the parties agree to take all necessary and appropriate action to cause the Merger to become effective, in accordance with Section 253 of the DGCL, as promptly as reasonably practicable after such acquisition, without a meeting of the stockholders of Radyne.

Charter, Bylaws, Directors, and Officers. The Merger Agreement provides that at the Effective Time, the Certificate of Incorporation of Radyne and the By-laws of Radyne will be amended so as to read in the form of Exhibit A and Exhibit B, respectively, to the Merger Agreement and, as so amended, will be the Certificate of Incorporation and the By-laws of the surviving corporation until thereafter amended as provided by Law and such Certificate of Incorporation and By-laws. Our directors immediately prior to the Effective Time will be the initial directors of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and By-laws of the Surviving Corporation, and the officers of Radyne immediately prior to the Effective Time will be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal.

Conversion of Shares. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than (i) any Shares held in the treasury of Radyne, (ii) each Share owned by Purchaser, Comtech or any direct or indirect wholly-owned subsidiary of Comtech or of Radyne immediately prior to the Effective Time, and (iii) any Dissenting Shares) will be canceled and will be converted automatically into the right to receive an amount equal to the Offer Price payable, without interest, to the holder of such Share, upon surrender of the certificate that formerly evidenced such Share.

Treatment of Options. The Merger Agreement provides that effective as of the Effective Time, Radyne will take all necessary action, including obtaining the consent of the individual restricted stock unit holders, if necessary, to (i) provide that each outstanding restricted stock unit granted under the Radyne Stock Option Plans (each, a “Restricted Stock Unit”) that is outstanding as of immediately prior to the Effective Time, whether or not vested, shall become fully vested as of the Effective Time, and (ii) cancel as of the Effective Time each Restricted Stock Unit that is outstanding at the Effective Time. Each holder of a Restricted Stock Unit that is outstanding at the Effective Time shall be entitled (subject to these provisions) to be paid by the Surviving Corporation immediately after the Effective Time, in exchange for the cancellation of such Restricted Stock Unit, an amount in cash (subject to any applicable withholding taxes) with respect to each Share subject to the Restricted Stock Unit equal to the Merger Consideration (the “Restricted Stock Unit Payment”). Any such payment shall be subject to all applicable federal, state and local tax withholding requirements. Radyne shall take all necessary action to approve the disposition of the Restricted Stock Units in connection with the transactions contemplated by the Merger Agreement to the extent necessary to exempt such dispositions under Rule 16b-3 of the Exchange Act. Prior to the Effective Time, Comtech shall cause to be wired to an account designated by Radyne an amount sufficient to enable Radyne to make the payments required pursuant to this paragraph. Radyne shall take all actions necessary to suspend any pending Purchase Period (as such term is defined in Radyne’s 1999 Employee Stock Purchase Plan (as amended through the date of the Agreement, the “ESPP”)) as of the date of the Merger Agreement. As of the Effective Time, conditioned upon the consummation of the Merger, Radyne shall take all actions necessary to terminate the ESPP. Upon the termination of the ESPP, all amounts in the Stock Purchase Accounts (as such term is defined in the ESPP) as of the Effective Time shall be returned to such participants as soon as reasonably practicable.

Representations and Warranties. In the Merger Agreement, Radyne has made customary representations and warranties to Comtech and Purchaser with respect to, among other matters, its organization and qualification, subsidiaries, certificate of incorporation and by-laws, capitalization, authority relative to the Merger Agreement, no conflict, required filings and consents, permits, compliance, Commission filings, financial statements, no undisclosed liabilities, absence of certain changes or events, absence of litigation, employee benefit plans, labor matters, offer documents, Schedule 14D-9, proxy statement, property and leases, intellectual property, taxes, environmental matters, no rights agreement, material contracts, insurance, brokers, affiliate transactions and opinion of financial advisors. Each of Comtech and Purchaser has made customary representations and warranties to Radyne with respect to, among other matters, corporate organization, authority relative to the Merger Agreement, no conflict, required filings and consents, financing, offer documents, proxy statement, and ownership of Radyne capital stock.

For purposes of the Merger Agreement, “Material Adverse Effect” means, with respect to Radyne, any event, violation, inaccuracy, circumstance or development that, individually or in the aggregate, with other events, violations, inaccuracies, circumstances or developments, has or would reasonably be likely to (i) have a material adverse effect on the business, financial condition or results of operations of Radyne and its subsidiaries, taken as a whole, or (ii) prevent, impair or materially delay the ability of Radyne to perform its obligations under the Merger Agreement or consummate the Transactions, except to the extent that such event, violation, inaccuracy, circumstance or development results, alone or in combination, from the following, none of which will be taken into account in determining whether any such Material Adverse Effect has occurred: (A) general economic, market or political conditions, or acts of war, terrorism or sabotage, natural disasters, acts of God or comparable events, in each case except to the extent that the same disproportionately affect Radyne and its subsidiaries, taken as a whole, as compared to other companies in the industries or industry sectors in which Radyne and its subsidiaries operate; (B) conditions affecting the industries or industry sectors in which Radyne and its subsidiaries operate, except to the extent that the same disproportionately affect Radyne and its subsidiaries, taken as a whole, as compared to other companies in the industries or industry sectors in which Radyne and its subsidiaries operate; (C) changes arising out of the announcement, pendency or consummation of the Offer, the Merger, the Merger Agreement or any of the transactions contemplated by the Merger Agreement including, without limitation, (1) any actions of competitors, (2) any actions taken by or losses of employees or (3) any delays or cancellations of orders for products or services; (D) changes in the market price or trading volume of Radyne’s common stock (provided, that the underlying causes of such changes will not be excluded pursuant to this clause (D)); (E) changes in legal requirements or GAAP, except to the extent that the same disproportionately affect Radyne and its subsidiaries, taken as a whole, as compared to other companies affected by the changes in legal requirements or GAAP; (F) any failure of Radyne to meet internal projections or analysts’ expectations for any period ending after the date of the Merger Agreement (provided, that the underlying causes of such failure will not be excluded pursuant to this clause (F)); or (G) changes resulting from any action taken pursuant to or in accordance with the Merger Agreement or at the request of Comtech.

The representations and warranties contained in the Merger Agreement have been made by each party to the Merger Agreement solely for the benefit of the other parties, and such representations and warranties should not be relied on by any other person. In addition, such representations and warranties:

•

have been qualified by information set forth in a confidential disclosure schedule exchanged by the parties in connection with signing the Merger Agreement—the information contained in this disclosure schedule modifies, qualifies and creates exceptions to the representations and warranties in the Merger Agreement;

•	will not survive consummation of the Merger;

•	may be intended not as statements of fact, but rather as a way of allocating the risk to one of the parties to the Merger Agreement if those statements turn out to be inaccurate; and

•	were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement.

Covenants

Conduct of Business. The Merger Agreement provides that, between the date of the Merger Agreement and the Effective Time, except as expressly permitted or required by any provision of the Merger Agreement, Radyne will, and will cause each subsidiary to, (a) conduct the businesses of Radyne and its subsidiaries in, and Radyne and its subsidiaries will not take any action except in, the ordinary course of business consistent with past practice, including, without limitation, paying its debts and taxes when due subject to good faith disputes over such debts or taxes, paying or performing its other obligations when due (or within applicable grace periods) and maintaining its books and records in the ordinary course of business consistent with past practice and (b) use its reasonable best efforts to preserve intact the lines of business of Radyne and its subsidiaries, to keep available the services of the current officers, employees and consultants of Radyne and its subsidiaries and to preserve the current relationships of Radyne and its subsidiaries with customers, suppliers and other persons with which Radyne or any of its subsidiaries has business dealings and keep available the services of its present officers and key employees, in each case with the objective that the goodwill and ongoing business of Radyne and its subsidiaries will be unimpaired at the Effective Time. The Merger Agreement also provides that, except as contemplated by the Merger Agreement, neither Radyne nor any of its subsidiaries will, between the date of the Merger Agreement and the Effective Time, directly or indirectly, do, or propose to do, certain specified actions without the prior written consent of Comtech, including, among other things, amending its organizational documents or converting into a different form of entity, issuing or selling its securities or granting options, selling any assets, declaring or paying any dividends, amending terms of existing securities, disposing of any intellectual property, making acquisitions, incurring or guaranteeing indebtedness for borrowed money, entering into any contract or paying any claims, materially modifying any material contract, authorizing or making any capital expenditures in excess of $250,000, increasing or providing for new compensation or benefits to officers, directors or employees, changing accounting policies, settling litigation, failing to maintain insurance policies, adopting a plan of complete or partial liquidation, or agreeing in writing to do any of the foregoing. In addition, Radyne has agreed not to knowingly take any action or knowingly omit to take any action that would be reasonably expected to prevent or materially delay the consummation of the Merger.

No Solicitation. Subject to the following paragraphs under this “No Solicitation” heading, from the date of the Merger Agreement until the Effective Time, Radyne will, and will cause its subsidiaries and their respective representatives, to (i) immediately cease any discussions or negotiations with any parties that may be ongoing with respect to an Acquisition Proposal and request, not later than five (5) days following the date of the Merger Agreement, the prompt return of all confidential information previously furnished to such parties or their representatives, and (ii) not modify, waive, amend or release any standstill, confidentiality or similar agreements entered into prior to the date of the Merger Agreement or any confidentiality agreement entered into by Radyne or any of its subsidiaries between the date of the Merger Agreement and the Effective Time. Except as permitted by the Merger Agreement, Radyne will not, nor will Radyne permit any of its subsidiaries or their respective representatives to, (A) solicit, initiate, or facilitate (including by way of furnishing non-public information or providing access to its properties, books, records or personnel) any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal or (B) have any discussions (other than to state that Radyne is not permitted to have discussions) or participate in any negotiations regarding an Acquisition Proposal, or execute or enter into any agreement, understanding or arrangement with respect to an Acquisition Proposal, or approve or recommend or propose publicly to approve or recommend an Acquisition Proposal or any agreement, understanding or arrangement relating to an Acquisition Proposal. For purposes of the Merger Agreement, “Acquisition Proposal” means any proposal or offer (whether or not binding) from any person or group (other than Comtech and its affiliates) relating to any direct or indirect acquisition or purchase of 15% or more of the assets of Radyne and its subsidiaries, taken as a whole, or 15% or more of any class of equity securities of Radyne or any of its subsidiaries then outstanding, any tender offer or exchange offer that if consummated would result in any person beneficially owning 15% or more of any class of equity securities of Radyne or any of its subsidiaries then outstanding, and any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Radyne, other than the Transactions.

Notwithstanding certain provisions in the Merger Agreement relating to a Change in Board Recommendation (as defined below) and an Acquisition Proposal, if, prior to the purchase of Shares pursuant to the Offer and following the receipt by Radyne of a bona fide written Acquisition Proposal from any person, which Acquisition Proposal was made after the date of the Merger Agreement and did not result, directly or indirectly, from a breach of the Merger Agreement, the Radyne board of directors determines in good faith, (i) after consultation with its financial advisors and, with respect to the matters covered by clause (iii) of the definition of “Superior Proposal”, its outside legal counsel, that such Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Proposal and (ii) after consultation with outside legal counsel, that the failure to take the actions set forth in clauses (x) and (y) below with respect to such Acquisition Proposal would be inconsistent with its fiduciary duties under applicable Law, Radyne may, in response to such Acquisition Proposal, subject to compliance with the Merger Agreement, and after giving notice to Comtech (x) furnish information with respect to Radyne to the person who has made such Acquisition Proposal pursuant to a confidentiality agreement on terms no less favorable in the aggregate to Radyne than those contained in the

Confidentiality Agreement and with a standstill of duration no shorter than and with exceptions to such standstill not materially broader than those contained in the Confidentiality Agreement; and (y) participate in discussions and negotiations regarding such Acquisition Proposal. From and after the date of the Merger Agreement, Radyne will advise Comtech orally and in writing of the receipt of any Acquisition Proposal or any inquiry with respect to, or that could reasonably be expected to lead to, any Acquisition Proposal (in each case within two business days of receipt thereof), specifying the material terms and conditions thereof and the identity of the party making such Acquisition Proposal or inquiry and Radyne will provide to Comtech (within such timeframe), a copy of all written materials provided to Radyne or any of its subsidiaries in connection with any such Acquisition Proposal or inquiry. Radyne agrees that it and its subsidiaries will not enter into any confidentiality agreement with any person subsequent to the date of the Merger Agreement which prohibits Radyne from providing such information to Comtech. From and after the date of the Merger Agreement, Radyne will notify Comtech (within two (2) business days) orally and in writing of any material modifications to the financial or other material terms of any Acquisition Proposal or inquiry and will provide to Comtech, within such timeframe, a copy of all written materials subsequently provided to or by Radyne or any of its subsidiaries in connection with any such Acquisition Proposal or inquiry.

Except as set forth in the Merger Agreement, neither the Radyne board of directors nor any committee thereof will, directly or indirectly, (i) withdraw or modify, or propose publicly to withdraw or modify, or resolve to withdraw or modify, in a manner adverse to Comtech or Purchaser, the approval or recommendation by the Radyne board of directors of the Merger Agreement, the Offer, the Merger, or any transaction; (ii) approve or recommend, or propose publicly to approve or recommend, or resolve to approve or recommend, any Acquisition Proposal (any of the actions referred to in the foregoing clauses (i) and (ii), whether taken by the Radyne board of directors or any committee thereof, a “Change in Board Recommendation”); (iii) approve or recommend, or allow Radyne or any of its subsidiaries to enter into, any letter of intent, acquisition agreement or any similar agreement with respect to an Acquisition Proposal; or (iv) effect any transaction contemplated by any Acquisition Proposal.

Notwithstanding certain provisions in the Merger Agreement relating to a Change in Board Recommendation and an Acquisition Proposal, the Radyne board of directors may, prior to the purchase of Shares pursuant to the Offer, in response to a Superior Proposal received by the Radyne board of directors after the date of the Merger Agreement, terminate the Merger Agreement to enter into an agreement with respect to such Superior Proposal, but only if: (i) such Superior Proposal did not result, directly or indirectly, from a breach by Radyne of the Merger Agreement; (ii) the Radyne board of directors first provides prior written notice to Comtech that it is prepared to terminate the Merger Agreement to enter into an agreement with respect to a Superior Proposal from any person, which notice attaches the most current version of any written agreement relating to the transaction that constitutes such Superior Proposal, the identity of the party making such Superior Proposal and any other material terms and conditions thereof and causes Radyne’s representatives to negotiate in good faith with Comtech so that Comtech may propose an amendment to the Merger Agreement for the purpose of causing the Acquisition Proposal to no longer constitute a Superior Proposal; (iii) Comtech does not make, within five (5) business days after the receipt of such notice (it being understood and agreed that any change to the financial or other material terms of such Superior Proposal will require an additional notice to Comtech and a new five (5) business day period), a binding, written and complete (including any schedules or exhibits) proposal that the Radyne board of directors determines in good faith, after consultation with its financial advisors, causes the Acquisition Proposal that constituted a Superior Proposal to no longer constitute a Superior Proposal; and (iv) Radyne pays the Termination Fee concurrently with and as a condition of such termination.

Radyne agrees that, during the period of five (5) business days prior to terminating the Merger Agreement to enter into an agreement with respect to a Superior Proposal (and any subsequent five (5) business day period pursuant to the parenthetical in (iii) above), Radyne will consider in good faith any revisions to the terms of the transaction contemplated by the Merger Agreement that are proposed by Comtech.

Notwithstanding certain provisions in the Merger Agreement relating to a Change in Board Recommendation and an Acquisition Proposal, at any time prior to the purchase of Shares pursuant to the Offer,

if the Radyne board of directors has concluded in good faith, following consultation with its outside legal counsel, that the failure of the Radyne board of directors to make a Change in Board Recommendation would be inconsistent with its fiduciary duties under applicable Law, then the Radyne board of directors may make a Change in Board Recommendation.

Nothing contained in the Merger Agreement will prohibit the Radyne board of directors from complying with Rules 14a-9, 14d-9 or 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal, or making any disclosure to Radyne’s stockholders if, in the good faith judgment of the Radyne board of directors, after consultation with its outside legal counsel, the failure to do so would be inconsistent with its fiduciary duties under applicable Law or is otherwise required under applicable Law; provided, however, that, in any event, the Radyne board of directors will not be permitted to (i) make a Change in Board Recommendation or (ii) take any position under Rule 14e-2(a) other than recommending rejection of such tender or exchange offer, in each case, unless it has complied with all of its obligations under the Merger Agreement.

For purposes of the Merger Agreement, “Superior Proposal” means any bona fide written Acquisition Proposal not solicited or initiated in violation of the Merger Agreement that (i) relates to an acquisition by a person or group acting in concert of either (A) more than 60% of the equity interests of Radyne pursuant to a tender offer, merger or otherwise or (B) more than 60% of the assets used in the conduct of the business of Radyne and its subsidiaries, taken as a whole, (ii) the Radyne board of directors determines in its good faith judgment (after consultation with outside legal counsel and Radyne’s independent financial advisors) would, if consummated, result in a transaction (A) that offers for each Share an amount in consideration greater than the Offer Price and (B) that is, in light of the other terms of such proposal, more favorable to Radyne’s stockholders than the Transactions, including the Merger, or in any other proposal made by Comtech after Comtech’s receipt of notice of a Superior Proposal, and (iii) the Radyne board of directors determines in good faith (after consultation with its financial advisors and its outside legal counsel) is reasonably capable of being consummated on the terms proposed, in each case taking into account all legal, financial, regulatory, fiduciary and other aspects of the proposal, including the availability of financing and the likelihood that such transactions will be consummated.

Employee Matters. The Merger Agreement provides that, for a period of one year immediately following the Effective Time, Comtech will, or it will cause the Surviving Corporation and its subsidiaries to provide (i) base salaries which are the same or greater than the base salaries as of the Effective Time and (ii) benefits which are substantially comparable in the aggregate to those provided to similarly situated employees of Comtech or its subsidiaries. From and after the Effective Time, Comtech will cause the Surviving Corporation and its subsidiaries to honor in accordance with their terms, all contracts, agreements, arrangements, policies, plans and commitments of Radyne and its subsidiaries as in effect immediately prior to the Effective Time that are applicable to any current or former employee or director of Radyne or any of its subsidiaries. Notwithstanding anything in the Merger Agreement to the contrary, no provision of the Merger Agreement will (i) create any right in any employee of Radyne or any of its subsidiaries to continued employment by Comtech, the Surviving Corporation or any subsidiary of the Surviving Corporation or preclude the ability of Comtech, the Surviving Corporation or any subsidiary of the Surviving Corporation to terminate the employment of any employee for any reason or (ii) require Comtech, the Surviving Corporation or any subsidiary of the Surviving Corporation to continue any employee benefit plans or prevent the amendment, modification or termination thereof after the Effective Time.

Employees of Radyne and its subsidiaries will receive credit for all purposes (including, without limitation, for purposes of eligibility to participate, vesting, benefit accrual and eligibility to receive benefits but not for purposes of benefit accruals under defined benefit pension plans) under any employee benefit plan, program or arrangement established or maintained by Comtech, the Surviving Corporation or any of their respective subsidiaries for service accrued or deemed accrued prior to the Effective Time with Radyne or any of its subsidiaries; provided, however, that such crediting of service will not operate to duplicate any benefit or the funding of any such benefit.

Director and Officer Indemnification and Insurance. For a period of six (6) years from the Effective Time, the Certificate of Incorporation and By-laws of the Surviving Corporation will contain provisions no less favorable with respect to exculpation, indemnification and advancement of expenses than are set forth in the Certificate of Incorporation and By-laws of Radyne, which provisions shall not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were directors, officers, employees, fiduciaries or agents of Radyne or any of its subsidiaries, unless such modification shall be required by applicable Law and then only to the minimum extent required by applicable Law.

After the Effective Time, the Surviving Corporation will, to the fullest extent permitted under applicable Law, indemnify and hold harmless, each present and former director, officer, employee, fiduciary and agent of Radyne and each of its subsidiaries (collectively, the “Indemnified Parties”) against all costs and expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), whether civil, criminal, administrative or investigative, arising out of or pertaining to any action or omission in their capacity as an officer, director, employee, fiduciary or agent, at or prior to the Effective Time, for a period of six (6) years after the date of the Merger Agreement. In the event of any such claim, action, suit, proceeding or investigation, (i) the Surviving Corporation will pay, in advance of the final disposition of any such claim, action, suit, proceeding or investigation, the reasonable fees and expenses of counsel selected by the Indemnified Parties, which counsel will be reasonably satisfactory to the Surviving Corporation, promptly after statements therefor are received and (ii) the Surviving Corporation will cooperate in the defense of any such matter; provided, however, that the Surviving Corporation will not be liable for any settlement effected without its written consent (which consent will not be unreasonably withheld or delayed); and provided, further, that the Surviving Corporation will not be obligated to pay the fees and expenses of more than one counsel for all Indemnified Parties in any single action except to the extent that two or more of such Indemnified Parties will have conflicting interests in the outcome of such action; and provided, further, that, in the event that any claim for indemnification is asserted or made within such six (6) year period, all rights to indemnification in respect of such claim will continue until the disposition of such claim.

The Surviving Corporation will maintain in effect for six (6) years from the Effective Time, if available, the current directors’ and officers’ liability insurance policies maintained by Radyne covering acts or omissions occurring at or prior to the Effective Time with respect to those persons who are currently (and any additional persons who prior to the Effective Time become) covered by Radyne’s directors’ and officers’ liability insurance policy on terms and scope with respect to such coverage, and in amount, not less favorable to such individuals than those of such policy in effect on the date of the Merger Agreement (provided, that the Surviving Corporation may substitute therefor policies, issued by reputable insurers, of at least the same coverage with respect to matters occurring prior to the Effective Time containing terms and conditions that are not less favorable, including a “tail” policy); provided, however, that in no event will the Surviving Corporation be required to expend more than an amount per year equal to 250% of current annual premiums paid by Radyne for such insurance; provided, however, that in the event of an expiration, termination or cancellation of such current policies, Purchaser or the Surviving Corporation will be required to obtain as much coverage as is possible under substantially similar policies for such maximum annual amount in aggregate annual premiums.

Reasonable Best Efforts. The Merger Agreement provides that each of the parties will (i) prepare and make promptly its respective filings, and thereafter make any other required submissions, under the HSR Act and applicable foreign competition Laws with respect to the Transactions and (ii) use its commercially reasonable efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate and make effective the Transactions, including, without limitation, using its reasonable best efforts to obtain all permits, consents, approvals, authorizations, qualifications and orders of Governmental Authorities and parties to contracts with Radyne and its subsidiaries as are necessary for the consummation of the Transactions and to fulfill the conditions to the Offer and the Merger.

In case, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of the Merger Agreement, the proper officers and directors of each party to the Merger Agreement will use their reasonable best efforts to take all such action.

The parties to the Merger Agreement agree to cooperate and assist one another in connection with all actions to be taken, including the preparation and making of the filings referred to above and, if requested, amending or furnishing additional information thereunder, including, subject to applicable Law and the Confidentiality Agreement, providing copies of all related documents to the non-filing party and their advisors prior to filing, and to the extent practicable neither of the parties will file any such document or have any communication with any Governmental Authority without prior consultation with the other party. Each party will keep the other apprised of the content and status of any communications with, and communications from, any Governmental Authority with respect to the Offer and the Transactions. To the extent practicable and permitted by a Governmental Authority, each party to the Merger Agreement will permit representatives of the other party to participate in meetings and calls with such Governmental Authority.

Each of the parties to the Merger Agreement agrees to cooperate and use its commercially reasonable efforts to vigorously contest and resist any litigation, action or proceeding, including administrative or judicial litigation, action or proceeding, and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) that is in effect and that restricts, prevents or prohibits consummation of the Transactions, including, without limitation, by vigorously pursuing all available avenues of administrative and judicial appeal.

Notwithstanding any other provision of the Merger Agreement to the contrary, Comtech agrees to take any and all steps necessary to avoid or eliminate each and every impediment under any antitrust or competition law that may be asserted by any Governmental Authority or any other person so as to enable the parties to close the Transactions as promptly as reasonably practicable, including, without limitation, by seeking to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding, which would otherwise have the effect of preventing or materially delaying the consummation of any part or all of the Transactions, provided, however, nothing in the Merger Agreement will be deemed to require Radyne or Comtech or any of their respective subsidiaries to agree to or take any action that would result in any Burdensome Condition. For purposes of the Merger Agreement, a “Burdensome Condition” means executing or carrying out agreements (including consent decrees) or submitting to Laws (i) providing for the license, sale or other disposition or holding separate (through the establishment of trust or otherwise) of any assets or categories of assets of Radyne, Comtech or their respective subsidiaries or the holding separate of the capital stock of a Comtech subsidiary or (ii) imposing or seeking to impose any limitation on the ability of Radyne, Comtech or any of their respective subsidiaries to conduct their respective businesses (including, with respect to, market practices and structure) or own such assets or to acquire, hold or exercise full rights of ownership of the business of Comtech, each of the Comtech subsidiaries, Radyne or its subsidiaries that, in the case of (i) and (ii), individually or in the aggregate, would reasonably be expected to result in (A) the sale or divestiture of a material asset of Radyne, Comtech, the Surviving Corporation or any of their respective subsidiaries, (B) a Material Adverse Effect on Radyne or a material adverse effect on Comtech, the Surviving Corporation or any of their respective subsidiaries, or (C) a material adverse effect on the synergies which Comtech reasonably expects from the transactions contemplated by the Merger Agreement, in each case following the Effective Time.

Conditions to Consummation of the Mergers. Pursuant to the Merger Agreement, the obligations of each party to effect the Merger are subject to the satisfaction, at or prior to the Effective Time, of the following conditions:

•

if and to the extent required by the DGCL and the Certificate of Incorporation of Radyne, the Merger Agreement and the Transactions will have been adopted and approved by the affirmative vote of the stockholders of Radyne required by Law;

•

no temporary restraining order, preliminary or permanent injunction or other judgment or order issued by any court or agency of competent jurisdiction or other Law, rule, legal restraint or prohibition (collectively, “Restraints”) will be enacted or in effect preventing the consummation of the Transactions; and

•

We or our permitted assignee have purchased all Shares validly tendered and not withdrawn pursuant to the Offer; provided, however, that this condition will not be applicable to the obligations of Comtech or us if, in breach of the Merger Agreement or the terms of the Offer, we fail to purchase any Shares validly tendered and not withdrawn pursuant to the Offer.

Termination. The Merger Agreement may be terminated and the Offer, the Merger and the Transactions may be abandoned at any time prior to the Effective Time, notwithstanding any requisite adoption and approval of the Merger Agreement and the Transactions by the stockholders of Radyne:

(a) subject to certain provisions of the Merger Agreement requiring the affirmative vote of a majority of the Independent Directors, by mutual written consent of each of Comtech and Radyne duly authorized by the boards of directors of Comtech, Purchaser and Radyne;

(b) by either Comtech or Radyne:

(i) if Purchaser or its permitted assignee has not purchased all Shares validly tendered and not withdrawn pursuant to the Offer on or before November 12, 2008 (the “Outside Date”), which date may be extended to February, 12, 2009 upon written notice of either Comtech or Radyne to the other party on or prior to the Outside Date, provided, however, that the right to terminate the Merger Agreement will not be available to any party whose willful breach of a representation or warranty in the Merger Agreement or whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of Purchaser or its permitted assignee to have purchased all Shares validly tendered and not withdrawn pursuant to the Offer on or before the Outside Date; or

(ii) if any Restraint preventing the consummation of the Offer or the Merger is in effect and has become final and nonappealable and has the effect of making consummation of the Offer or the Merger illegal or otherwise preventing or prohibiting consummation of the Offer or the Merger; provided, that the right to terminate the Merger Agreement will not be available to a party if the issuance of such final, nonappealable Restraint was primarily due to or resulted from the failure of such party to perform its obligations under the Merger Agreement.

(c) by Comtech or Purchaser:

(i) if, prior to the purchase of Shares pursuant to the Offer, a Material Adverse Effect occurs with respect to Radyne;

(ii) if, prior to the purchase of Shares pursuant to the Offer, there has occurred a material breach of or material failure to perform any representation, warranty, covenant or agreement on the part of Radyne set forth in the Merger Agreement, which breach or failure to perform (A) would result in (i) Radyne not performing all obligations and complying with all covenants required by the Merger Agreement to be performed or complied with by it prior to the Expiration Date, in all material respects, and such failure to perform or comply will not have been cured prior to the Expiration Date or (ii) the representations and warranties of Radyne contained in the Merger Agreement not to be true and correct, subject to certain qualifications, and (B) is either incurable or, if curable, will not have been cured prior to the earlier of twenty (20) days following receipt by Radyne of written notice from Comtech of such breach or failure to perform or the Outside Date, provided, that neither Comtech nor Purchaser will not have the right to terminate the Merger Agreement if Comtech or Purchaser is then in breach of the Merger Agreement such that Radyne would then have a right to terminate the Merger Agreement;

(iii) if, prior to the purchase of Shares pursuant to the Offer, the Radyne board of directors has (x) effected a Change in Board Recommendation, (y) failed, after receipt by Radyne and public announcement of a Superior Proposal, publicly to reaffirm its adoption and recommendation of the Merger Agreement, the Offer, the Merger or the other transactions contemplated by the Merger Agreement within five (5) business days of receipt of a written request by Comtech to provide such reaffirmation, provided Comtech has not made a proposal to the Board in response to a Superior Proposal, in which event, this period shall be extended by three (3) days, or (z) resolved to do any of the foregoing;

(iv) due to a failure of the Tender Offer Conditions to be satisfied at the Expiration Date, the Offer expires or is terminated without Purchaser having purchased any Shares pursuant thereto; provided, that Comtech or Purchaser will not have the right to terminate the Merger Agreement if Comtech’s or Purchaser’s breach of the Merger Agreement was directly or indirectly the cause of, or directly or indirectly resulted in, the failure of any of the Tender Offer conditions to be satisfied or the failure of Purchaser to have accepted for payment and promptly paid for all Shares tendered pursuant to the Offer; or

(v) if any Restraint imposing a Burdensome Condition will be in effect.

(d) by Radyne

(i) if, prior to the purchase of Shares pursuant to the Offer, there has occurred a material breach of or material failure to perform any representation, warranty, covenant or agreement on the part of Comtech or Purchaser set forth in the Merger Agreement, which breach or failure to perform, if curable, has not been cured prior to the earlier of twenty (20) days following receipt by Comtech of written notice from Radyne of such breach or failure to perform or the Outside Date, provided, that Radyne will not have the right to terminate the Merger Agreement if Radyne is then in breach of the Merger Agreement such that Comtech would then have a right to terminate the Merger Agreement;

(ii) upon approval of the Radyne board of directors, if (i) Purchaser shall have (A) failed to commence the Offer within ten (10) business days following the execution of the Merger Agreement, or (B) the Offer expires or is terminated without Purchaser having accepted any or all of the Shares tendered for payment thereunder, unless such action or inaction under (A) or (B) was caused by or directly or indirectly resulted from the failure of Radyne to perform, provided, that Radyne will not have the right to terminate the Merger Agreement if the event referred to in this clause directly or indirectly resulted from or was caused by Radyne’s failure to perform in any material respect any of its obligations under the Merger Agreement or (i) Radyne not performing all obligations and complying with all covenants required by the Merger Agreement to be performed or complied with by it prior to the Expiration Date, in all material respects, and such failure to perform or comply will not have been cured prior to the Expiration Date or (ii) the representations and warranties of Radyne contained in the Merger Agreement not to be true and correct, subject to certain qualifications; or

(iii) prior to the purchase of Shares pursuant to the Offer, to enter into an agreement with respect to a Superior Proposal, pursuant to and in accordance with the terms described above, and provided, that, concurrently with such termination Radyne pays to Comtech the Termination Fee and Deal Expenses payable.

Fees and Expenses. Except as provided in below, all fees and expenses incurred in connection with the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, shall be paid by the party incurring such fees and expenses, whether or not the Offer or the Merger is consummated, except that the filings fees and expenses incurred in connection with the filing, printing, distribution and mailing of the Offer Documents, the Schedule 14D-9 and the Proxy Statement shall be shared equally by Comtech and Radyne. In the event that (i) the Merger Agreement is terminated by Comtech pursuant to paragraph (c)(iii) above, (ii) the Merger Agreement is terminated by Radyne pursuant to paragraph (d)(iii) above or (iii)(A) an Acquisition Proposal shall have been made to Radyne or shall have been made directly to the stockholders of Radyne generally or shall have otherwise become publicly known or any person shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal, (B) thereafter the

Merger Agreement is terminated pursuant to paragraph (b)(i), paragraph (c)(iv), or paragraph (d)(ii), each above and (C) within 12 months after such termination, Radyne enters into any agreement to consummate, or consummates, the transactions contemplated by any Acquisition Proposal (regardless of whether such Acquisition Proposal is made before or after termination of the Merger Agreement), then Radyne shall pay Comtech a fee equal to $5 million (the “Termination Fee”) plus Deal Expenses of up to $1 million, by wire transfer of same-day funds on the first business day following (x) in the case of a payment required by clause (i) or (ii) above, the date of termination of the Merger Agreement, (y) in the case of a payment required by clause (iii) above, the date of the first to occur of the events referred to in clause (iii)(C) above and (z) the submission by Comtech of a reasonably detailed list of its Deal Expenses. “Deal Expenses” shall mean the cash amount necessary to reimburse Comtech and Purchaser on the one hand, and Radyne on the other hand, as applicable, and each of their respective affiliates for all reasonable out-of-pocket fees and expenses (including the fees and expenses of counsel, accountants, investment banking firms, experts, consultants or financial advisors and their respective counsel and representatives) incurred at any time (whether before or after the date of the Merger Agreement) by any of them or on their behalf in connection with the Offer, the Merger, the Merger Agreement, including the authorization, preparation, negotiation, execution, and performance thereof, their due diligence investigation of Radyne and the transactions contemplated by the Merger Agreement. In addition to any other rights or remedies available to Radyne pursuant to the Merger Agreement or applicable Law, in the event that the Merger Agreement is terminated by Radyne pursuant to paragraph (d)(i) above or paragraph (d)(ii)(A) above, then Comtech shall pay Radyne its Deal Expenses of up to $1 million, by wire transfer of same day funds on the first business day following the date of termination of the Merger Agreement and the submission by Radyne of a reasonably detailed list of its Deal Expenses.

Amendment. Subject to the provisions of the Merger Agreement requiring the affirmative vote of a majority of the Independent Directors, the Merger Agreement may be amended by the parties thereto by action taken by or on behalf of their respective boards of directors, whether before or after adoption of the Merger Agreement by the stockholders of Radyne, at any time prior to the Effective Time; provided, however, that, after the adoption and approval of the Merger Agreement and the Transactions by the stockholders of Radyne, no amendment may be made that would reduce the amount or change the type of consideration into which each Share will be converted upon consummation of the Merger or alter or change any of the terms and conditions of the Merger Agreement if any of such alterations or changes, alone or in the aggregate, would be materially adverse to the stockholders of Radyne, or if such approval is otherwise required under applicable Law.

Waiver. Subject to the provisions of the Merger Agreement requiring the affirmative vote of a majority of the Independent Directors, at any time prior to the Effective Time, any party to the Merger Agreement may (a) extend the time for the performance of any obligation or other act of any other party thereto, (b) waive any inaccuracy in the representations and warranties of any other party contained therein or in any document delivered pursuant thereto and (c) waive compliance with any agreement of any other party or any condition to its own obligations contained therein. Any such extension or waiver will be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

Confidentiality Agreement

On January 3, 2008, Comtech and Radyne entered into a mutual non-disclosure agreement that provided each of them with certain protections in connection with the disclosure of confidential information for purposes of evaluating possible transactions (the “Confidentiality Agreement”). As a condition to being furnished Confidential Information (as defined in the Confidentiality Agreement) of the other party, each of Comtech and Radyne agreed, among other things, to keep such Confidential Information (as defined in the Confidentiality Agreement) confidential and to use it only in connection with evaluating a business relationship between Radyne and Comtech. The foregoing summary is qualified in its entirety by reference to the complete text of the Confidentiality Agreement, which is filed as Exhibit (d)(2) to the Schedule TO and is incorporated herein by reference.

Effects of Inability to Consummate the Merger

If, following the consummation of the Offer, the Merger is not consummated for any reason (see “Conditions to Consummation of the Merger” above), Comtech, which owns 100% of the common stock of Purchaser, will indirectly control the number of Shares acquired by Purchaser pursuant to the Offer, as well as any other Shares held by Comtech or its subsidiaries. Under the Merger Agreement, promptly following payment by Purchaser for Shares purchased pursuant to the Offer, and from time to time thereafter, subject to Section 14(f) of the Exchange Act and applicable NASDAQ rules and regulations regarding director independence, Radyne has agreed to take all actions necessary to cause a pro rata portion (based on the percentage of outstanding Shares acquired by Purchaser) of the directors of Radyne to consist of persons designated by Purchaser (see “—The Merger Agreement—Directors”). As a result of its ownership of such Shares and right to designate nominees for election to the Radyne board of directors (assuming no waiver of the Minimum Condition, which would require consent by Radyne), Comtech indirectly will be able to control decisions of the Radyne board of directors and the decisions of Purchaser as a stockholder of Radyne. This concentration of control in one stockholder may adversely affect the market value of the Shares.

If Comtech controls more than 50% of the outstanding Shares following the consummation of the Offer but the Merger is not consummated, stockholders of Radyne, other than those affiliated with Comtech, will lack sufficient voting power to elect directors or to cause other actions to be taken that require majority approval.

12. Source and Amount of Funds

The Offer is not conditioned upon Comtech’s or Purchaser’s ability to finance the purchase of Shares pursuant to the Offer. Comtech and Purchaser estimate that the total amount of funds required to consummate the Merger (including payments for options and other payments referred to in the Merger Agreement) pursuant to the Merger Agreement and to purchase all of the Shares pursuant to the Offer and the Merger Agreement will be approximately $224 million. Comtech has sufficient funds in cash to consummate the purchase of Shares in the Offer and the Merger Agreement and the other transactions described above, and will cause or arrange for Purchaser to have, sufficient funds in cash available to consummate such transactions.

We do not believe our financial condition is relevant to your decision whether to tender your Shares and accept the Offer because (a) the Offer is being made for all outstanding Shares solely for cash, (b) the Offer is not subject to any financing condition, (c) if we consummate the Offer, we will acquire all remaining Shares for the same cash price in the Merger, and (d) Comtech and/or one or more of its affiliates has, and will arrange for us to have, sufficient funds to purchase all Shares validly tendered in the Offer, and not properly withdrawn, prior to the Expiration Date and to acquire the remaining outstanding Shares in the Merger.

13. Conditions of the Offer

Notwithstanding any other provision of the Offer or the Merger Agreement, neither Comtech nor Purchaser will be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act, pay for any Shares tendered pursuant to the Offer, and, subject to the terms of the Merger Agreement, and only after complying with any obligation to extend any Expiration Date, may terminate or amend the Offer, if (i) there will not be validly tendered in the Offer and not properly withdrawn prior to the Expiration Date that number of Shares which, together with the number of Shares, if any, then owned by Comtech and its direct and indirect wholly-owned subsidiaries, constitutes at least a majority of the then outstanding Shares on a Fully Diluted Basis (the “Minimum Condition”); (ii) any applicable waiting period (and any extension thereof) applicable to the Offer or the Merger under the HSR Act will not have expired or will not have been terminated or any filings or approvals applicable to the Offer or the Merger of the competent competition authority of any member state of the European Union shall not have been made or obtained prior to the Expiration Date; (iii) any Burdensome Condition will have been imposed in connection with obtaining any approvals or terminations described in clause (ii) of this paragraph; or (iv) at any time on or after the date of the Merger Agreement and prior to the expiration of the Offer, any of the following events or conditions will occur and continue to exist:

(a) there will have been instituted or be pending any litigation, action or proceeding before any Governmental Authority (i) (A) by any Governmental Authority that seeks to impose a Burdensome Condition or (B) by a third party that is reasonably likely to impose a Burdensome Condition; (ii) that is reasonably likely to impose or confirm material limitations on the ability of Comtech or Purchaser to exercise effectively full rights of ownership of any Shares, including the right to vote any Shares acquired by Purchaser pursuant to the Offer or otherwise, on all matters properly presented to Radyne’s stockholders, including, without limitation, the adoption of the Merger Agreement and the approval of the Transactions; or (iii) that is reasonably likely to restrain, enjoin or otherwise prohibit the making or consummation of the Offer or the Merger or the Transactions;

(b) there will have been (x) any judgment, order or injunction entered or issued by any Governmental Authority of competent jurisdiction or (y) any applicable Law promulgated, enacted, entered, enforced, issued or amended by any Governmental Authority that would, or is reasonably likely, directly or indirectly, to result in any of the consequences referred to in clauses (i), (ii) or (iii) of clause (a) above;

(c) (i) the Radyne board of directors, or any committee thereof, shall have withdrawn or modified, in a manner adverse to Comtech or Purchaser, the approval or recommendation of the Offer, the Merger, the Merger Agreement, or approved or recommended any Acquisition Proposal or any other acquisition of Shares other than the Offer and the Merger or (ii) the Radyne board of directors, or any committee thereof, will have resolved to do any of the foregoing;

(d) (i) Radyne shall not have performed all obligations and complied with all covenants required by the Merger Agreement to be performed or complied with by it prior to the Expiration Date, in all material respects, and such failure to perform or comply will not have been cured prior to the Expiration Date or (ii) the representations and warranties of Radyne contained in the Merger Agreement will not be true and correct (without regard to materiality or Material Adverse Effect qualifiers contained therein, except in respect of Section 4.09(b) of the Merger Agreement, where such qualifier shall be taken into account without duplication) as of the date of the Merger Agreement and as of the Expiration Date as if made at and as of such time (other than representations and warranties made as of a specified date, which will be true and correct as of such specified date), except for where the failure to be so true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; provided, that the warranties regarding capitalization and authority relating to the Merger Agreement will be true and correct (taking into account and giving effect to any materiality or Material Adverse Effect qualifiers contained therein) as of the date of the Merger Agreement and as of the Expiration Date in all but de minimis respects (other than such representations and warranties made as of specified date, which will be true and correct in all but de minimis respects as of such specified date);

(e) a Material Adverse Effect with respect to Radyne will have occurred;

(f) the Merger Agreement will have been terminated in accordance with its terms;

(g) Purchaser and Radyne will have reached mutual agreement to terminate the Offer or postpone the acceptance for payment of Shares thereunder;

(h) Radyne will not have furnished Comtech with a certificate dated as of the date of determination signed on its behalf by both its Chief Executive Officer and Chief Financial Officer to the effect that the conditions set forth in items (d) or (e) above shall not have occurred and continue to exist; or

(i) Other than filings pursuant to the HSR Act or filings or approvals of the competent competition authority of any member state of the European Union, any material consent, approval or authorization of any Governmental Authority required of Comtech, Radyne or any of their subsidiaries to consummate the Offer or the Merger shall not have been obtained or shall have been obtained subject to a Burdensome Condition.

Subject to the terms and conditions of the Merger Agreement, the foregoing conditions are for the sole benefit of Comtech and Purchaser and, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the Commission, may be waived by Comtech or Purchaser, in whole or in part, at any time, at the sole discretion of Comtech or Purchaser. The failure by Comtech or Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.

14. Dividends and Distributions

The Merger Agreement provides that neither Radyne nor any of its subsidiaries will, between the date of the Merger Agreement and the Effective Time, directly or indirectly, or propose to, declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, except for dividends by any direct or indirect wholly-owned subsidiary to Radyne or any other of its subsidiaries. See Section 11—“Purpose of the Offer and Plans for Radyne; Merger Agreement—The Merger Agreement—Covenants.”

15. Certain Legal Matters

General. Except as otherwise set forth in this Offer to Purchase, based on Comtech’s and Purchaser’s review of publicly available filings by Radyne with the Commission and other information regarding Radyne, Comtech and Purchaser are not aware of any licenses or other regulatory permits which appear to be material to the business of Radyne and which might be adversely affected by the acquisition of Shares by Purchaser or Comtech pursuant to the Offer or of any approval or other action by any governmental, administrative or regulatory agency or authority which would be required for the acquisition or ownership of Shares by Purchaser or Comtech pursuant to the Offer. In addition, except as set forth below, Comtech and Purchaser are not aware of any filings, approvals or other actions by or with any Governmental Authority or administrative or regulatory agency that would be required for Comtech’s and Purchaser’s acquisition or ownership of the Shares. Should any such approval or other action be required, Comtech and Purchaser currently expect that such approval or action, except as described below under “State Takeover Laws,” would be sought or taken. There can be no assurance that any such approval or action, if needed, would be obtained or, if obtained, that it will be obtained without substantial conditions; and there can be no assurance that, in the event that such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Radyne’s or Comtech’s business or that certain parts of Radyne’s or Comtech’s business might not have to be disposed of or held separate. In such an event, we may not be required to purchase any Shares in the Offer. See Section 13—“Conditions of the Offer.”

Antitrust. Under the HSR Act, and the rules and regulations promulgated thereunder by the U.S. Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to Comtech by virtue of Purchaser’s acquisition of Shares in the Offer (and the Merger).

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar-day waiting period following the filing of certain required information and documentary material concerning the Offer (and the Merger) with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Comtech will be filing its Premerger Notification and Report Form under the HSR Act with the FTC and Antitrust Division in connection with the purchase of Shares in the Offer and the Merger as soon as reasonably practicable and the required waiting period will expire at 11:59 pm, New York Time on the 15th calendar day after the filing by Comtech, unless earlier terminated by the FTC and the Antitrust Division or Comtech receives a request for additional information or documentary material

(“Second Request”) from either the FTC or the Antitrust Division prior to that time. If a Second Request issues, the waiting period with respect to the Offer (and the Merger) would be extended for an additional period of ten calendar days following the date of Comtech’s substantial compliance with that request. (If either the 15-day or ten-day waiting period expires on a Saturday, Sunday or federal holiday, then the period is extended until 11:59 p.m. of the next day that is not a Saturday, Sunday or federal holiday.) Only one extension of the waiting period pursuant to a Second Request is authorized by the HSR Act rules. After that time, the waiting period could be extended only by court order or with Comtech’s consent. The FTC or the Antitrust Division may terminate the additional ten-day waiting period before its expiration. In practice, complying with a Second Request can take a significant period of time. Although Radyne is also required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, neither Radyne’s failure to make its filing nor comply with its own Second Request in a timely manner will extend the waiting period with respect to the purchase of Shares in the Offer (and the Merger).

The FTC and the Antitrust Division frequently scrutinize the legality under the U.S. antitrust laws of transactions, such as Comtech’s acquisition of Shares in the Offer and the Merger. At any time before or after Purchaser’s purchase of Shares in the Offer and the Merger, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares in the Offer and the Merger, the divestiture of Shares purchased in the Offer and Merger or the divestiture of substantial assets of Comtech, Radyne or any of their respective subsidiaries or affiliates. Private parties, as well as state attorneys general, also may bring legal actions under the antitrust laws under certain circumstances. See Section 13—“Conditions of the Offer.”

Comtech and Radyne also conduct business in a number of countries outside of the United States. However, based on a review of the information currently available relating to the countries and businesses in which Comtech and Radyne are engaged, Comtech and Purchaser believe that no mandatory antitrust premerger notification filing is required outside the United States.

Based upon an examination of publicly available and other information relating to the businesses in which Radyne is engaged, however, Comtech and Purchaser believe that the acquisition of Shares in the Offer and the Merger should not violate applicable antitrust laws. Nevertheless, Comtech and Purchaser cannot be certain that a challenge to the Offer and the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be. See Section 13—“Conditions of the Offer.”

Stockholder Approval. Radyne has represented in the Merger Agreement that execution, delivery and performance of the Merger Agreement by Radyne and the consummation by Radyne of the Transactions have been duly and validly authorized by all necessary corporate action on the part of Radyne, and no other corporate proceedings on the part of Radyne are necessary to authorize the Merger Agreement or to consummate the Transactions (other than, with respect to the Merger, the adoption of the Merger Agreement by the holders of a majority of the then-outstanding Shares, if and to the extent required by applicable Law, and the filing and recordation of the Certificate of Merger and other documents as required by the DGCL). As described below, such approval is not required if the Merger is consummated pursuant to the short-form merger provisions of the DGCL. According to Radyne’s certificate of incorporation, the Shares are the only securities of Radyne that entitle the holders thereof to voting rights. If following the purchase of Shares by Purchaser pursuant to the Offer, Purchaser and its affiliates own more than a majority of the outstanding Shares, Purchaser will be able to effect the Merger without the affirmative vote of any other stockholder of Radyne. Comtech and Purchaser have agreed pursuant to the Merger Agreement that they will cause all Shares then owned by them and their subsidiaries to be voted in favor of the adoption of the Merger Agreement and approval of the Transactions.

Short-Form Merger. The DGCL provides that if a Comtech company owns at least 90% of each class of stock of a subsidiary, the parent company can effect a short-form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, if as a result of the Offer, the Top-Up Option or otherwise, Purchaser directly or indirectly owns at least 90% of the Shares, Comtech could, and (subject to the satisfaction of waiver of the conditions to its obligations to effect the Merger contained in the Merger Agreement) is obligated under the Merger Agreement, to effect the Merger without prior notice to, or any action by, any other stockholder of Radyne if permitted to do so under the DGCL. Even if Comtech and Purchaser do not own 90% of the outstanding Shares following consummation of the Offer, Comtech and Purchaser could seek to purchase additional Shares in the open market, from Radyne or otherwise in order to reach the 90% threshold and effect a short-form merger. The consideration per Share paid for any Shares so acquired, other than Shares acquired pursuant to the Top-Up Option, may be greater or less than that paid in the Offer.

State Takeover Laws. A number of states (including Delaware, where Radyne is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein. To the extent that certain provisions of certain of these state takeover statutes purport to apply to the Offer or the Merger, Purchaser believes that such laws conflict with federal law and constitute an unconstitutional burden on interstate commerce.

As a Delaware corporation, Radyne is subject to Section 203 of the DGCL. In general, Section 203 of the DGCL would prevent an “interested stockholder” (generally defined in Section 203 of the DGCL as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203 of the DGCL) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or (iii) following the transaction in which such person became an interested stockholder, the business combination is (A) approved by the board of directors of the corporation and (B) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder.

Radyne has represented to us in the Merger Agreement that its board of directors (at a meeting or meetings duly called and held) has approved, for purposes of Section 203 of the DGCL, the Merger Agreement and the Transactions, including the Offer and the Merger, and irrevocably resolved to elect, to the extent permitted by law, for Radyne not to be subject to any anti-takeover laws. Purchaser has not attempted to comply with any other state takeover statutes in connection with the Offer or the Merger. Purchaser reserves the right to challenge the validity or applicability of any state law allegedly applicable to the Offer, the Merger, the Merger Agreement or the Transactions contemplated thereby, and nothing in this Offer to Purchase or any action taken in connection herewith is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offer or the Merger, and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the Offer, the Merger or the Merger Agreement, as applicable, Purchaser may be required to file certain documents with, or receive approvals from, the relevant state authorities, and Purchaser might be unable to accept for payment or purchase Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, Purchaser may not be obligated to accept for purchase, or pay for, any Shares tendered. See Section 13—“Certain Conditions of the Offer.”

Appraisal Rights. No appraisal rights are available to the holders of Shares in connection with the Offer. However, if the Merger is consummated, each holder of Shares at the Effective Time who has neither voted in favor of the Merger nor consented thereto in writing, and who otherwise complies with the applicable statutory procedures under Section 262 of the DGCL, will be entitled to receive a judicial determination of the fair value of the holder’s Shares (exclusive of any element of value arising from the accomplishment or expectation of the

Merger) and to receive payment of such judicially determined amount in cash, together with such rate of interest, if any, as the Delaware court may determine for Shares held by such holder.

Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares. Stockholders should recognize that the value so determined could be higher or lower than the price per Share paid pursuant to the Offer or the per share price to be paid in the Merger. Moreover, Radyne may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Shares is less than the price paid in the Offer and the Merger.

The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights under Delaware law. The preservation and exercise of appraisal rights require strict and timely adherence to the applicable provisions of Delaware law which will be set forth in their entirety in the proxy statement or information statement for the Merger, unless the Merger is effected as a short-form merger, in which case they will be set forth in the notice of merger. The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Delaware law and is qualified in its entirety by reference to Delaware law.

“Going Private” Transactions. Rule 13e-3 under the Exchange Act is applicable to certain “going private” transactions and may under certain circumstances be applicable to the Merger. However, Rule 13e-3 will be inapplicable if (a) the Shares are deregistered under the Exchange Act prior to the Merger or another business combination or (b) the Merger or other business combination is consummated within one year after the purchase of the Shares pursuant to the Offer and the amount paid per Share in the Merger or other business combination is at least equal to the amount paid per Share in the Offer. Neither Comtech nor Purchaser believes that Rule 13e-3 will be applicable to the Merger.

16. Fees and Expenses

We have retained the Depositary and the Information Agent in connection with the Offer. Each of the Depositary and the Information Agent will receive customary compensation, reimbursement for reasonable out-of-pocket expenses, and indemnification against certain liabilities in connection with the Offer, including liabilities under the federal securities laws.

As part of the services included in such retention, the Information Agent may contact holders of Shares by personal interview, mail, electronic mail, telephone, telex, telegraph and other methods of electronic communication and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer materials to beneficial holders of Shares.

Except as set forth above, we will not pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will upon request be reimbursed by us for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers.

17. Miscellaneous

We are not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, we will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, we cannot comply with the state statute, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of Shares in that state.

Purchaser and Comtech have filed with the Commission the Schedule TO (including exhibits) in accordance with the Exchange Act, furnishing certain additional information with respect to the Offer and may file amendments thereto. The Schedule TO and any amendments thereto, including exhibits, may be examined and copies may be obtained from the Commission in the manner set forth in Section 8 under “Available Information.”

No person has been authorized to give any information or make any representation on behalf of Comtech or Purchaser not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized. Neither delivery of this Offer to Purchase nor any purchase pursuant to the Offer will, under any circumstances, create any implication that there has been no change in the affairs of Comtech, Purchaser, Radyne or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

Comtech TA Corp.

May 22, 2008

SCHEDULE A

INFORMATION CONCERNING MEMBERS OF THE BOARDS OF DIRECTORS AND

THE EXECUTIVE OFFICERS OF COMTECH AND PURCHASER

COMTECH

The following table sets forth information about Comtech’s directors and executive officers as of May 22, 2008, each of whom is a citizen of the United Stated of America.

Name	Age	Position
Fred Kornberg (1)	72	Chairman, Chief Executive Officer and President
Richard L. Goldberg (1)	71	Partner, Proskauer Rose LLP, and Independent Business Advisor
Edwin Kantor (1)(2)(3)(4)	75	Chairman, BK Financial Services LLC
Ira Kaplan (2)(3)(4)	72	Private Investor
Gerard R. Nocita (2)(3)(4)	71	Private Investor
Robert G. Paul (2)	65	Private Investor
Robert G. Rouse	44	Executive Vice President and Chief Operating Officer of Comtech
Richard L. Burt	66	Senior Vice President; President of Comtech Systems, Inc.
Jerome Kapelus	44	Senior Vice President, Strategy and Business Development of Comtech
Larry Konopelko	55	Senior Vice President; President of Comtech PST Corp.
Robert L. McCollum	58	Senior Vice President; President of Comtech EF Data Corp.
Michael D. Porcelain	39	Senior Vice President and Chief Financial Officer of Comtech
Daniel S. Wood	49	Senior Vice President; President of Comtech Mobile Datacom Corporation

(1)	Member of Executive Committee

(2)	Member of Audit Committee

(3)	Member of Executive Compensation Committee

(4)	Member of Nominating Committee

Mr. Kornberg has been Chief Executive Officer and President of Comtech since 1976. Prior to that, he was the Executive Vice President of Comtech from 1971 to 1976 and the General Manager of the telecommunications transmission segment.

Mr. Goldberg has been a director of Comtech since 1983. He has been a partner since 1990 in the law firm of Proskauer Rose LLP, which renders legal services to Comtech. Prior to 1990, Mr. Goldberg was a partner since 1966 in the firm Botein Hays & Sklar. Since November 2004, Mr. Goldberg has also been an independent business advisor.

Mr. Kantor has been a director of Comtech since 2001. He has been Chairman of BK Financial Services LLC since 2002. Previously he served as Co-Chief Executive Officer of TPB Financial Services and was Co-Chairman and Co-Chief Executive Officer of HCFP/Brenner Securities from 1999 to 2001. He was Vice Chairman of Barington Capital Group from 1993 to 1999. Prior to joining Barington, Mr. Kantor spent 37 years in the securities industry with Drexel Burnham Lambert and its predecessor firms, where he held various positions, including serving as the firm’s Vice Chairman.

Mr. Kaplan has been a director of Comtech since 2002. He is a private investor. Prior to his retirement in 2001, Mr. Kaplan held several executive positions at EDO Corporation for over 40 years, most recently as Executive Vice President and Chief Operating Officer from 2000 to 2001. EDO Corporation is a supplier of military and commercial products and services.

Mr. Nocita has been a director of Comtech since 1993. He is a private investor. He was Treasurer of the Incorporated Village of Patchogue from 1993 to 1996. He was affiliated with Comtech from its inception in 1967 until 1993.

Mr. Paul has been a director of Comtech since March 2007. He serves on the boards of directors of Rogers Corporation and Kemet Corporation, and previously served on the board of directors of Andrew Corporation from 2003 to 2005. He was the Group President, Base Station Subsystems, for Andrew Corporation from 2003 to 2004. Mr. Paul was the President and Chief Executive Officer of Allen Telecom Inc. from 1989 to 2003. He also served in various other capacities at Allen Telecom, which he joined in 1970, including Chief Financial Officer and President of the Antenna Specialists Division.

Mr. Rouse has been Executive Vice President of Comtech since September 2004 and was previously Senior Vice President of Comtech from 2001 to September 2004. He has been Chief Operating Officer of Comtech since March 2006 and had been Chief Financial Officer of Comtech from 2001 to March 2006. Mr. Rouse was previously employed by KPMG LLP in various capacities for 15 years, including as a partner in the firm’s assurance practice from 1998 to 2001. Mr. Rouse had stated that he intends to step down from his positions as Executive Vice President and Chief Operating Officer effective August 29, 2008.

Mr. Burt has been Senior Vice President of Comtech since 1998 and had been a Vice President since 1992. He has been President of Comtech Systems, Inc. since 1989 and Vice President since its founding in 1984. Mr. Burt first joined Comtech in 1979.

Mr. Kapelus has been Senior Vice President, Strategy and Business Development, since he joined Comtech in February 2006. From 2000 until he joined the Company, Mr. Kapelus was a Managing Director in the Investment Banking Group at Bear, Stearns & Company, where his clients included growth companies in the telecommunications equipment sector. Prior to joining Bear, Stearns & Company, Mr. Kapelus worked at firms that included Jefferies & Co. and The Bank of New York, where he provided investment banking and commercial banking services to various industries including communications service providers.

Mr. Konopelko has been Senior Vice President of Comtech since December 2006 and has been President of Comtech PST Corp. since June 2002. He joined Comtech PST as Vice President and General Manager in July 2001. Prior to joining Comtech PST, he was General Manager at MPD Technologies, Inc. from 1995 to 2001.

Mr. McCollum has been Senior Vice President of Comtech since 2000 and had been a Vice President since 1996. He founded Comtech Communications Corp. in 1994 and had been its President since its formation. In July 2000, Comtech combined Comtech Communications Corp. with Comtech EF Data Corp., and appointed Mr. McCollum President of the combined entities.

Mr. Porcelain has been Senior Vice President of Comtech and Chief Financial Officer since March 2006 and was previously Vice President of Finance and Internal Audit of Comtech from 2002 to March 2006. Prior to joining Comtech, Mr. Porcelain was Director of Corporate Profit and Business Planning for Symbol Technologies, a mobile wireless information solutions company, where he was employed from 1998 to 2002. Previously, he spent five years in public accounting holding various positions, including Manager in the Transaction Advisory Services Group of PricewaterhouseCoopers.

Mr. Wood has been Senior Vice President of Comtech since December 2006 and President of Comtech Mobile Datacom Corp. since April 2005. He was hired in October 2004 and served as Executive Vice President of Operations of Comtech Mobile Datacom Corp. until his promotion to President. Previously, Mr. Wood was employed at EDO Corporation for 15 years, where he held senior management positions, including Group Director, Finance, for EDO’s Systems and Analysis Group, and Director Contracts and Finance, for EDO’s Combat Systems Division.

The Common Business address and telephone number for all the Directors and executive officers is as follows:

C/o Comtech Telecommunications Corp., 68 South Service Road, Suite 230, Melville, New York 11747, telephone (631) 962-7000.

PURCHASER

The following table sets forth information about Purchaser’s directors and executive officers as of May 22, 2008, each of whom is a citizen of the United Stated of America.

Name	Age	Position
Fred Kornberg	72	Director, Chief Executive Officer
Robert L. McCollum	58	Director, President
Michael D. Porcelain	39	Director, Vice President, Secretary and Treasurer

Mr. Kornberg has been Chief Executive Officer and President of Comtech since 1976. Prior to that, he was the Executive Vice President of Comtech from 1971 to 1976 and the General Manager of the telecommunications transmission segment.

Mr. McCollum has been Senior Vice President of Comtech since 2000 and had been a Vice President since 1996. He founded Comtech Communications Corp. in 1994 and had been its President since its formation. In July 2000, Comtech combined Comtech Communications Corp. with Comtech EF Data Corp., and appointed Mr. McCollum President of the combined entities.

Mr. Porcelain has been Senior Vice President of Comtech and Chief Financial Officer since March 2006 and was previously Vice President of Finance and Internal Audit of Comtech from 2002 to March 2006. Prior to joining Comtech, Mr. Porcelain was Director of Corporate Profit and Business Planning for Symbol Technologies, a mobile wireless information solutions company, where he was employed from 1998 to 2002. Previously, he spent five years in public accounting holding various positions, including Manager in the Transaction Advisory Services Group of PricewaterhouseCoopers.

The Common Business address and telephone number for all the Directors and executive officers is as follows:

C/o Comtech Telecommunications Corp., 68 South Service Road, Suite 230, Melville, New York 11747, telephone (631) 962-7000.

The Letter of Transmittal, certificates for Shares and any other required documents should be sent by each stockholder of Radyne or such stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

The Depositary for the Offer is:

By Mail:	By Facsimile Transmission:	By Overnight Courier:

Computershare c/o Voluntary Corporate Actions P.O. Box 43011 Providence, RI 02940-3011	For Eligible Institutions Only: (617) 360-6810 For Confirmation Only Telephone: (781) 575-2332	Computershare c/o Voluntary Corporate Actions 250 Royall Street Canton, MA 02021

Any questions or requests for assistance may be directed to the Information Agent at its telephone number and location listed below. Requests for additional copies of this Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent at its telephone number and location listed below. You may also contact your broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

501 Madison Avenue, 20th Floor

New York, New York 10022

Stockholders Call Toll-Free: (888) 750-5834

Banks and Brokers Call Collect: (212) 750-5833